FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 2, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of Annual General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders of the Company. The meeting will be held on Wednesday, June 4, 2008, at 46A, Avenue John F. Kennedy L-1855 Luxembourg and will begin promptly at 11:00 a.m. (Central European Time).

At the Annual General Meeting, you will have the opportunity to hear a report on the Company’s business, financial condition and results of operation and to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2007 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 and the Company’s annual accounts as at December 31, 2007, together with the board of directors’ and independent auditors reports), are available free of charge at the Company's registered office in Luxembourg and on our website at www.tenaris.com/investors. They may also be obtained upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in another jurisdiction).

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at the meeting.  You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form.  If you are a holder of ADRs, please see the letter from THE BANK OF NEW YORK MELLON, depositary bank, for instructions on how to exercise your vote by proxy.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

April 25, 2008

Re: TENARIS S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”)
for Shares of Common Stock, US$1 Par Value (“Common Stock”), of
Tenaris S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on June 4, 2008, at 11:00 a.m. (Central European Time). The meeting will take place at 46A, Avenue John F. Kennedy L-1855 Luxembourg.  A copy of the Company’s Notice of Annual General Meeting of Shareholders, including the agenda for such meeting, is enclosed.

The Notice of Annual General Meeting  of Shareholders, the Shareholder Meeting Brochure and Proxy Statement, and the Company’s 2007 annual report (which includes the Company’s financial statements for the years ended December 31, 2007, 2006 and 2005 and the Company’s annual accounts as at December 31, 2007, together with the Board of Directors and independent auditors reports), are available on the website at www.tenaris.com/investors and may also be obtained upon request, by calling 1-800-555-2470 (if you are in the United States) or +1-267-468-0786 (if you are outside the United States). These materials are provided to allow the shares represented by your ADRs to be voted at the meeting.

Each holder of ADRs as of April 28, 2008, which continues to hold such ADRs on May 21, 2008, is entitled to instruct THE BANK OF NEW YORK MELLON, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs.  Although voting instructions are sent to holders and proxy materials are available on the website beginning on May 2, 2008, only those holders of record at each of April 28, 2008 and May 21, 2008 will be entitled to provide the Depositary with voting instructions.  Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 21, 2008 will be counted for voting instruction purposes. Eligible ADR holders who desire to have their shares represented by their ADRs voted at the meeting must complete, date and sign a proxy form and return it to the Depositary at THE BANK OF NEW YORK MELLON, Proxy Processing P.O. Box 3549, S. Hackensack, NJ  07606-9249, U.S.A. If the Depositary receives properly completed instructions by 3:00 p.m., New York City time, on May 29, 2008, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:00 p.m., New York time, on May 29, 2008, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:00 p.m., New York time, on May 29, 2008. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 3:00 P.M. (NEW YORK CITY TIME) ON MAY 29, 2008.

THE BANK OF NEW YORK MELLON
Depositary
April 25, 2008
New York, New York

Tenaris

Tenaris S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203

Notice of the Annual General Meeting of Shareholders to be held on June 4, 2008

Notice is hereby given to holders of shares of common stock of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders will be held on June 4, 2008, at 11:00 a.m. (Central European Time). The meeting will be held at 46A, avenue John F. Kennedy L-1855 Luxembourg. In the Annual General Meeting, shareholders will vote with respect to the items listed below under the heading “Annual General Meeting of Shareholders”.

Agenda

Annual General Meeting of Shareholders

1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

2.	Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2007.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors.

5.	Election of the members of the Board of Directors.

6.	Compensation of the members of the Board of Directors.

7.
Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

8.	Appointment of the independent auditors and approval of their fees.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented.

Procedures for Attending the Meeting

Holders of shares wishing to attend the meeting must obtain an admission ticket by depositing their certificates representing their common stock, not later than 4:00 p.m. (local time) on May 30, 2008, at the Company’s office in Luxemburg or at the offices of any of the Company’s subsidiaries set forth below:

Luxembourg:	46A, Avenue John F. Kennedy
L-1855 Luxembourg
Attn: Adelia Soares

Argentina:	Carlos María della Paolera 299, piso 16°
(C1001ADA) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:	c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Teresa Gaini

Mexico:	c/o Tubos de Acero de México, S.A.
Campos Eliseos 400-17
Col. Chapultepec Polanco
11560 Mexico D.F.
Attn: Félix Todd  and/or Luis Armando Leviaguirre

Holders of shares holding their shares through fungible securities accounts wishing to attend the meeting must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account as of May 30, 2008.  Such certificate must be filed no later than 4:00 p.m. (local time) on May 30, 2008, at any of the addresses indicated above and, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City).

Holders of shares as of May 30, 2008, may also vote by proxy. To vote by proxy, holders must file the required certificate evidencing their holdings of shares and a completed proxy form not later than 4:00 p.m. (local time) on  May 30, 2008 at any of the addresses indicated above or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V, in Mexico City.

Holders of American Depositary Receipts (“ADRs”) as of April 28, 2008, which continue to hold such ADRs on May 21, 2008, are entitled to instruct THE BANK OF NEW YORK MELLON, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of common stock represented by such holder’s ADRs. Although voting instructions are sent to holders and proxy materials are available at our website beginning on May 2, 2008, only those holders of record as of each of April 28, 2008 and May 21, 2008 will be entitled to provide the Depositary with voting instructions.  Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 21, 2008, will be counted for voting instruction purposes. Eligible ADR holders who desire to vote at the meeting must complete, date and sign a proxy form and return it to the Depositary, at THE BANK OF NEW YORK MELLON, Proxy Processing P.O. Box 3549, S. Hackensack, NJ  07606-9249, U.S.A., by 3:00 p.m., New York City time, on May 29, 2008.

The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meeting, and further details on voting procedures) and the forms furnished by the Company in connection with the meeting, may be obtained at any of the addresses indicated above or upon request by calling 1-800-555-2470 (if you are in the United States), +1-267-468-0786  (if you are outside the United States) or (352) 26-47-89-78 (if you are in Luxembourg), but also from the Depositary, Borsa Italiana SpA (Piazza degli Affari 6, 20123, Milan, Italy) and S.D. Indeval S.A. de C.V., as from May 2, 2008, between 10:00 a.m. and 5:00 p.m. (local time).

Copies of the Shareholder Meeting Brochure and Proxy Statement and the forms are also available at www.tenaris.com/investors. Copies of the Company’s 2007 annual reports (including the Company’s consolidated financial statements for the years ended 2007, 2006 and 2005 and the Company’s annual accounts as at December 31, 2007, the Board of Directors and independent auditors reports, and the documents referred to in the preceding sentence) may also be obtained free of charge at the Company's registered office in Luxembourg or upon request by calling 1-800-555-2470 (if you are in the United States), +1-267-468-0786 (if you are outside the United States) or (352) 26-47-89-78 (if you are in Luxembourg).

Cecilia Bilesio
Secretary to the Board of Directors

April 25, 2008
Luxembourg

Tenaris S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held on June 4, 2008

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders to be held, for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”), on June 4, 2008, starting at 11:00 a.m., at 46A, avenue John F. Kennedy L-1855 Luxembourg.

As of April 25, 2008, there were issued and outstanding 1,180,536,830 shares of common stock, each entitled to one vote, US$1 par value each, of the Company (the “Common Stock”), including shares of Common Stock (the “Deposited Shares”) deposited with various agents for THE BANK OF NEW YORK MELLON, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of February 28, 2008 (the “Deposit Agreement”), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares).

Each holder of shares of Common Stock is entitled to one vote per share. Holders of shares that hold shares through fungible securities accounts and wish to attend the meeting must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account on May 30, 2008. Such certificate must be filed no later than 4:00 p.m. (local time) on May 30, 2008, at any of the addresses indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.

Holders of shares as of May 30, 2008, may also vote by proxy. To vote by proxy, holders must file the required certificate evidencing their holdings of shares and a completed proxy form not later than 4:00 p.m. (local time), on May 30, 2008, at any of the addresses indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.

Each holder of ADRs as of April 28, 2008, which continues to hold such ADRs on May 21, 2008, is entitled to instruct the Depositary, as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Although voting instructions are sent to holders and proxy materials are available at our website beginning on May 2, 2008, only those holders of record as of each of April 28, 2008 and May 21, 2008 will be entitled to provide the Depositary with voting instructions.  Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 21, 2008 will be counted for voting instruction purposes. Eligible holders of ADRs who desire to have their shares represented by their ADRs voted at the meeting must complete, date and sign a proxy form and return it to the Depositary, at THE BANK OF NEW YORK MELLON, Proxy Processing P.O. Box 3549, S. Hackensack, NJ  07606-9249, U.S.A. If the Depositary receives properly completed instructions by 3:00 p.m., New York City time, on May 29, 2008, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:00 p.m., New York time, on May 29, 2008, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (i) it does not wish such proxy given (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:00 p.m., New York time, on May 29, 2008. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

Due to regulatory differences and market practices in each country where the Company’s shares or ADRs are listed, holders of shares traded on the Argentine and Italian stock exchanges who have requested admission to the meeting, or who have issued a voting proxy, must have their shares blocked for trading until the date of the meeting, while holders of shares traded in the Mexican stock exchange and holders of ADRs traded in the New York stock exchange need not have their shares or ADRs, as the case may be, blocked for trading. However, the votes of holders of shares traded in the Mexican stock exchange who sell their shares between May 29, 2008 and June 3, 2008, shall be disregarded for voting purposes.

The meeting will appoint a chairperson pro tempore to preside the meeting. The chairperson pro tempore will have broad authority to conduct the meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by majority vote, irrespective of the number of shares present or represented.

The meeting is called to address and vote on the following agenda:

Annual General Meeting of Shareholders

1. Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements for the fiscal years ended December 31, 2007, 2006 and 2005, after due consideration of the reports from each of the Board of Directors and the independent auditors on such consolidated financial statements. The consolidated balance sheet of the Company and its subsidiaries at December 31, 2007, 2006 and 2005 and the related consolidated statement of income, consolidated statement of changes in shareholders’ equity, consolidated cash flow statement and notes to the consolidated financial statements, the independent auditors’ report on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2007 annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in another jurisdiction).

2.  Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2007.

The Board of Directors recommends a vote FOR approval of the Company’s annual accounts as of, and for the fiscal year ended, December 31, 2007, after due consideration of the report from each of the Board of Directors and the independent auditors on such annual accounts. These documents are included in the Company’s 2007 annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in another jurisdiction)..

3.  Allocation of results and approval of dividend payment.

The Board of Directors recommends a vote FOR approval of a dividend in U.S. dollars, in the amount of US$0.38 per share of Common Stock currently issued and outstanding and US$0.76 per ADR currently issued and outstanding.  As required by Luxembourg law, this dividend includes the interim dividend of US$0.13 per share (US$0.26 per ADR) paid on November 22, 2007. Accordingly, if this dividend proposal is approved, the Company will make a dividend payment on June 26, 2008, in the amount of US$ 0.25 per share of Common Stock currently issued and outstanding and US$ 0.50 per ADR currently issued and outstanding.

The aggregate amount of US$ 153,469,787.90 distributed as interim dividend on November 22, 2007, was paid from earnings from the nine-month period ended September 30, 2007. The aggregate amount of US$ 295,134,207.50 to be distributed as dividends on June 26, 2008, is to be paid from profits of the year ended December 31, 2007. The balance of the fiscal year’s profits will be allocated to the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board of Directors determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date.

4. Discharge to the members of the Board of Directors.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s accounts as at December 31, 2007, the members of Board of Directors be discharged of any responsibilities in connection with the management of the Company’s affairs during such year.

5.  Election of the members of the Board of Directors.

The Company’s Articles of Association provide for the annual election by the holders of shares of Common Stock of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.

Under applicable U.S. laws and regulations, effective as of July 15, 2005, the Company is required to have an Audit Committee comprised solely of directors who are independent.

The present Board of Directors of the Company consists of ten directors. Three members of the Board of Directors (Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as independent directors under the Company’s Articles of Association and applicable law and are members of the Audit Committee.

It is proposed that the size of the Board of Directors be maintained at ten members and that nine of the current members of the Board of Directors be re-elected. Mr. Bruno Marchettini is not running for re-election, and Mr. Alberto Valsecchi, former Chief Operating Officer of the Company, is being proposed as a new member of the Board of Directors in his stead.

Set forth below is summary biographical information of each of the candidates:

1.
Mr. Roberto Bonatti. Mr. Bonatti, grandson of Agostino Rocca and first cousin of the Company’s chairman, Paolo Rocca, has been involved in Techint Group businesses, specifically in the engineering and construction and corporate sectors, throughout his career. He was first employed by the Techint Group in 1976, as a deputy resident engineer in Venezuela. In 1984, he became a member of the board of directors of San Faustín N.V. (“San Faustín”), the Company’s controlling shareholder, and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol S.A. (“Tecpetrol”), an oil producer, and is a member of the board of directors of Siderca S.A.I.C. (“Siderca”), Siderar S.A.I.C. (“Siderar”), and Ternium S.A. (“Ternium”), an affiliate of the Company.  Mr. Bonatti, aged 58, is an Italian citizen.

2.
Mr. Carlos Condorelli. Mr. Condorelli served as the Company’s chief financial officer, a position that he assumed in October 2002 and held until September 30, 2007. He is also a member of the board of directors of Ternium.  He began his career within the Techint Group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within the Company or its subsidiaries and other Techint Group companies, including as finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”) and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 57, is an Argentine citizen.

3.
Mr. Carlos Manuel Franck. Mr. Franck is the president of Santa María S.A.I.F., and Inverban S.A., the vice president of Siderca and a member of the board of directors of Techint Financial Corporation N.V. (“Techint Financial”), I.I.I., Industrial Investments Inc., Siderar, Tecpetrol and Tecgas N.V. He has financial, planning and control responsibilities in various Techint Group companies. Mr. Franck, aged 57, is an Argentine citizen.

4.
Mr. Roberto Monti. Mr. Monti is the non-executive chairman of Trefoil Limited, a member of the board of directors of Petrobras Energia and John Wood Group PLC. He has served as vice president of Exploration and Production of Repsol YPF and chairman and CEO of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti, aged 69, is an Argentine citizen.

5.
Mr. Gianfelice Mario Rocca. Mr. Rocca, a grandson of Agostino Rocca and brother of the Company’s chairman, Mr. Paolo Rocca, is the chairman of the board of directors of San Faustín, a member of the board of directors of Tamsa and Ternium, the president of the Humanitas Group, and the president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Tenova S.p.A. In addition, he is a member of the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is the vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 60, is an Italian citizen.

6.
Mr. Paolo Rocca. Mr. Rocca, a grandson of Agostino Rocca, is the the Company’s chief executive officer. He is also the chairman of the board of directors of Tamsa and the vice president of Confab Industrial S.A. In addition, he is the chairman of the board of directors of Ternium, a member of the board of directors and vice president of San Faustín and a member of the board of directors of Techint Financial.  Mr. Rocca is a vice chairman of the International Iron and Steel Institute and a member of the International Advisory Committee of the New York Stock Exchange. Mr. Rocca, aged 55, is an Italian citizen.

7.
Mr. Jaime Serra Puche. Mr. Serra Puche is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, The Mexico Fund, Grupo Vitro and Grupo Modelo. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche, aged 57, is a Mexican citizen.

8.
Mr. Alberto Valsecchi. Mr. Valsecchi served as the Company’s chief operating officer, a position he assumed in February 2004 and held until July 31, 2007.  He joined the Techint Group in 1968 and has held various positions within the Company or its subsidiaries and the Techint Group. He has retired from executive positions. He is a member of the board of directors of San Faustín and has been elected as the chairman of the board of directors of Dalmine S.p.A., a position he is expected to assume in May 2008. Mr. Valsecchi, aged 63, is an Italian citizen.

9.
Mr. Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is an independent member of the board of directors and of the audit committee of Gas Natural Ban, S.A.  He is a member of the Executive Committee of the Asociación Empresaria Argentina and of the Fundación Mediterránea, and he is a member of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as CEO of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez, aged 66, is a Spanish and Argentine citizen.

10.
Mr. Guillermo F. Vogel.  Mr. Vogel is the vice chairman of Tamsa, the chairman of Grupo Collado S.A. de C.V., the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the North American Competitiveness Council and the International Iron and Steel Institute.  In addition, he is a member of the board of directors and of the investment committee of the Corporación Mexicana de Inversiones de Capital, and a member of the board of directors and of the audit committee of HSBC (Mexico). Mr. Vogel, aged 57, is a Mexican citizen.

Each elected director will hold office until the next Annual General Meeting of Shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 3, 2009.

The Company’s Board of Directors met eight times during 2007. On January 31, 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Company’s Articles of Association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

6.  Compensation of the members of the Board of Directors.

It is proposed that each of the members of the Board of Directors receive an amount of US$ 70,000 as compensation for their services during the fiscal year 2008. It is further proposed that the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$50,000 and that the Chairman of such Audit Committee receive, in addition, an additional fee of US$10,000.

7.  Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, the Board of Directors recommends that it be authorised to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's website, or by sending electronic communications (emails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

In this resolution the Company seeks authorisation under Article 16 of the Luxembourg Transparency Law of 11 January 2008 to give, send or supply information (including any notice or other document) that is required or authorised to be given, sent or supplied to a shareholder by the Company whether required under the Company’s Articles of Association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

8.  Appointment of independent auditors and approval of their fees.

Based on the recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the appointment of PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises, and, in connection with the Company’s annual and interim financial statements required under the laws of any other relevant jurisdiction, through Pricewaterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2008, to be engaged until the next Annual General Meeting that will be convened to resolve on the 2008 accounts.

With respect to independent auditors' fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2008, the Board of Directors recommends a vote FOR approval of fees payable in US dollars or other currency, as appropriate, up to an aggregate amount that, based on the exchange rate between the US dollar and each applicable currency as of December 31, 2007, was equivalent to US$4,753,018. Such fees would cover the audit of the Company's consolidated financial statements and annual accounts, the audit of the Company's internal controls over financial reporting, audit and audit-related services, and other services. The Board of Directors also recommends a vote FOR the grant of an authorization to the Audit Committee of the Board of Directors to approve any increase or reallocation of the independent auditors' fees as may be necessary, appropriate or advisable under the circumstances.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 3, 2009. Any holder of shares who intends to present a proposal to be considered at the next Annual General Meeting must submit its proposal in writing to the Company at any of the offices indicated in the Notice not later than 4:00 P.M. (local time) on March 31, 2009, or in accordance with the procedures set forth under applicable Luxembourg law, in order for such proposal to be considered for inclusion on the agenda for the 2009 Annual General Meeting of Shareholders.

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the meeting to respond to questions.

Cecilia Bilesio
Secretary to the Board of Directors

Annual Report 2007

Company profile

Leading indicators

Chairman’s letter

Business review

Communities and environment review

Corporate governance

Board of directors and executive officers

Operating and financial review

Consolidated financial statements

Report and accounts of Tenaris S.A. (Luxembourg GAAP)

Corporate information

Company profile

Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Leading indicators

	2007	2006	2005
SALES VOLUMES (thousands of metric tons)
Seamless tubes	2,870	2,919	2,870
Welded tubes	1,439	578	501
Total steel tubes	4,309	3,497	3,371

PRODUCTION VOLUMES (thousands of metric tons)
Seamless tube	2,836	3,013	2,842
Welded pipes	1,408	642	476
Total steel tubes	4,244	3,655	3,318

FINANCIAL INDICATORS (millions of USD)
Net sales	10,042	7,728	6,210
Operating income	2,957	2,792	1,946
EBITDA (1)	3,449	3,046	2,158
Net income (2)	2,076	2,059	1,387
Free cash flow (3)	2,021	1,811	1,295
Capital expenditures	448	441	284

BALANCE SHEET (millions of USD)
Total assets	15,245	12,595	6,706
Total financial debt	4,020	3,651	1,010
Net financial debt (4)	2,970	2,095	183
Total liabilities	7,715	6,894	2,930
Shareholders’ equity including minority interest	7,530	5,702	3,776

PER SHARE / ADS DATA (USD PER SHARE / PER ADS)
Number of shares outstanding (5) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings per share	1.63	1.65	1.08
Earnings per ADS	3.26	3.30	2.16
Dividends per share (6)	0.38	0.30	0.30
Dividends per ADS (6)	0.76	0.60	0.60
ADS Stock price at year-end	44.73	49.89	22.90
Number of employees (5)	23,372	21,751	17,693

(1)	Defined as operating income plus depreciation and amortization from continuing operations.

(2)	Defined as borrowings less cash and cash equivalents and other current investments.

(3)	On April 26, 2006 the ratio of ADSs to ordinary shares was changed from 1:10 to 1:2. ADS data is stated using the new ratio.

(4)	As of December 31.

(5)	Proposed or paid in respect of the year.

Chairman’s letter

Dear Shareholders,
This has been another eventful year for Tenaris. We consolidated our industrial and commercial presence in the USA and substantially enhanced our worldwide positioning in premium connections. We strengthened relations with key global customers including ConocoPhillips, Chevron and OMV. We put into operation important investments to add capacity for processing high value products, started the implementation of an integrated systems platform to improve our response to customers and launched an ambitious project to improve all aspects ofour industrial management.

Our financial performance continues to be strong with record revenues of USD 10.0 billion and a 34% EBITDA margin.

Following our US acquisitions and the lifting of trade restrictions on our imports of seamless OCTG products, we have full access to the North American market. We are now the only supplier able to provide to our customers a full range of products, for every well application, in a strategic market that accounts for around 40% of global OCTG consumption. With the backing of our supply chain and technical services, we are working with distributors and forming alliance partnerships with major oil and gas operators.

As the oil and gas industry develops new reserves in complex operating environments, project-specific solutions and multi-year development and testing programs are increasingly required. In environments with extreme pressure, temperature and corrosion conditions, material selection and handling are critical as errors can cost lives and result in significant financial loss.

With Hydril, we have a unique opportunity to enhance our leadership in servicing the requirements of our customers in these conditions. The integrated TenarisHydril product and technology portfolio is exceptional and offers a complete range of options in applications from the deepest high pressure, high temperature wells to the extended, horizontal reach wells often used to increase recovery from existing fields. We have the people, technology and resources to support our customers worldwide and we have reorganized our commercial team to instill Hydril’s service-oriented focus and offer integrated technical solutions.

The market did not go all our way last year. Demand for high-end products used in more complex drilling activities continued to grow worldwide and we expect that growth to continue in the coming years. However, we had to face a difficult situation in Canada, where the decline in gas drilling activity and demand for OCTG products (40% lower than 2006) affected our operations in Calgary and Sault Ste. Marie. The adjustment in Canadian demand together with inventory adjustments in other markets resulted in a sharp slowdown in global apparent demand. We are confident that overall OCTG apparent demand growth will resume in 2008 but it is unlikely to be at the accelerated rates seen in the three years prior to 2007, which was to some extent influenced by the increase in inventories in key oil-producing areas of the world.

The competitive context of our industry has changed substantially in the past years. The growth of the market and the globalization of trade have made possible the emergence of new players. In addition to our traditional European and Japanese competitors, Chinese, Russian and other producers are starting to qualify their products beyond their domestic markets. At the same time, the consolidation of the industry is under way, and will continue in the future, as we have seen happening in the USA and in Canada in the last two years.

Tenaris has had the leading role in this transformation over the past years. We have become the example to imitate in many aspects for emerging companies, with our ability to anticipate changes, grow and integrate our operations at a global level. We have done so while maintaining levels of profitability that have been consistently higher than the rest of the industry.

At the core of our business, products for the oil and gas industry, we have managed to maintain and increase our market share and move forward in developing and supplying the more sophisticated products required by the market. In the power generation sector, we have a good opportunity for growth, considering the dynamic in demand and the capital we have invested in our industrial system. In the industrial and structural sector, we focus on select industry niches in which we have developed specialized know-how.

How will we maintain our leadership? Certainly, the position we have built up, with its global reach, access to markets and globally integrated industrial system gives us a good start. But, moving forward, we will be working hard to differentiate our performance in terms of improving the quality, reliability and range of products we offer, the service we provide our customers, and our manufacturing cost efficiency.

Competition today takes place in a wider arena, in which the exploration and production challenges facing the oil and gas industry, rising environment standards, the demand for total quality and reliability all combine to set new and higher standards for every player. I believe that Tenaris is better prepared for these challenges than any other competitor.

After two years of extraordinary growth, our financial results in 2007 reflect the continuing good, though less favorable, market conditions we faced during the year and the integration of major acquisitions. Net sales for the year rose 30% to USD 10.0 billion and EBITDA increased by 13% to USD 3.4 billion. Earnings per share, however, remained at the level of the previous year amounting to USD 1.63, or USD 3.26 per ADS. Based on our expectations for continued strong cash generation from our operations and a declining debt level following two major acquisitions, as well as the anticipated cash inflow from the divestiture of the Hydril Pressure Control business, we propose to increase the annual dividend to USD 0.38 per share (USD 0.76 per ADS), a 27% increase over last year, and to pay a dividend, net of the interim we paid in November, of USD 0.25 per share (USD 0.50 per ADS) in June.

It has been another demanding year for our employees as the company has continued to grow and integrate new operations. Accordingly, we have strengthened our focus on training and knowledge management, the development of new skills and the incorporation of new recruits who can contribute to our continuing growth. I want to thank all of our employees for their efforts and also express my thanks to our customers, suppliers and shareholders for their continuous support and confidence in Tenaris.

February 27, 2008

Paolo Rocca

Business review

Market background and outlook

In 2007, global demand for oil and gas continued to rise reflecting economic growth and the importance of oil and gas in the energy matrix. Encouraged by continuing high levels of oil prices, oil and gas companies in most regions of the world continued to increase their level of spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. In Canada, however, subdued North American gas prices affected gas drilling activity.

The international count of active drilling rigs, as published by Baker Hughes, after rising steadily in the first three quarters of the year dipped marginally in the fourth quarter to average 1017, an increase of 7% compared to the same quarter of the previous year. The average increase for the full year, compared to 2006, was 9%.

The corresponding rig count in the USA, which is more sensitive to North American gas prices, also showed a positive, though decelerating, trend during the year. It showed an average annual increase of  7% in 2007 compared to 2006 and in the fourth quarter of 2007 was up 4% compared to the fourth quarter of 2006. The corresponding rig count in Canada, however, which began to decline in the second half of 2006, showed an average annual decline of 27% compared to 2006 and a decline of 19% in the fourth quarter compared to the same period of 2006.

We estimate that global apparent demand for OCTG in 2007 remained similar to that in 2006, following strong growth in the previous three years, as an increase in operative consumption was offset by inventory adjustments. We expect growth in apparent demand to resume in 2008 based on continued growth in oil and gas drilling activity outside North America and the maintenance of current levels of drilling activity in North America. However, the annual growth rate is expected to be lower than in the period 2004–2006 and may be affected by market volatility and inventory adjustments in some markets.

Demand for our large diameter pipes for pipeline projects in South America was strong in 2007 as major gas pipeline infrastructure projects in Brazil and Argentina, which had previously been delayed, went forward. Orders for new projects in Brazil and Colombia have been received and we expect to maintain a strong level of sales in this segment in 2008.

Steelmaking raw material costs rose in 2007 and are expected to rise more steeply in 2008. Energy and labor costs also rose during 2007, and may rise further in 2008, with labor costs being affected primarily by currency-related factors. Steel costs for our welded pipe products also rose and are expected to increase further in 2008.

We expect our sales to increase in 2008, led by higher sales of specialized, high-end OCTG products, and that the increase in sales will be reflected in higher operating and net income. However, increased volatility in economic conditions and raw material and commodity prices could affect market conditions for our products and services and, consequently, our results in the second half of the year.

Summary of results
Following several years of strong growth, earnings per share declined marginally in 2007 compared to 2006. Net sales, EBITDA and operating income, on the other hand continued to grow, up 30%, 13% and 6% respectively. These stable results reflect a steady overall demand for our products and services from the global oil and gas industry. They were achieved in a context of rising costs and a severe decline in Canadian gas drilling activity.

Oilfield services
We supply a comprehensive range of high quality seamless and welded casing and tubing, premium connections, coiled tubing and accessories for use in the most demanding oil and gas drilling and well completion activities. Using our unique network of manufacturing, service and distribution and R&D facilities, we focus on reducing costs for our customers through integrated supply chain management and developing industry-leading products and technical services.

Following the acquisition of Hydril, a leading manufacturer of premium connections for the oil and gas industry, we are able to offer our customers worldwide a full range of integral and coupled premium connection products for the most demanding applications. The combined R&D and industrial know-how of the two companies will make a substantial contribution to expanding the frontiers of exploration and production.

Hydril’s strong brand and manufacturing capacity in North America completes Tenaris’s position in the region with a full product range complementing the integration of Maverick in 2006.

We have also established a specialized technical sales team combining resources from Hydril and Tenaris that will work together with our customers in order to provide them with innovative and personalized solutions and services.

Our TenarisBlue® (renamed TenarisHydril Blue™) premium connection is now well established as a leading product in the market.

With sales in more than 35 countries, especially in the Middle East and North Africa, TenarisHydril Blue™ has been a major factor in the growth of our sales of our OCTG products. Its presence in the Caspian Sea and Far East was strengthened through its introduction in Noble Oil, Azerbaijan, and in OMV, New Zealand, along with TenarisHydril Blue™ Dopeless™. TenarisHydril Blue™ has also been selected by ENI for its operations in India, opening the way to affirm our presence in this significant market.

We have also advanced in the introduction of the recently-developed TenarisHydril Blue™ Near Flush connection, which completes our offer of integral connections along with the widely-recognized Hydril connections. New customers that started using this technology include ENI for its operations in Angola, Libya, Pakistan and Nigeria, Lukoil in Russia, Maersk in Angola and Repsol in Peru.

We work with many customers under long-term framework agreements. Although the terms of these agreements vary, our aim is to provide a secure source and comprehensive range of tubular products backed up by integrated logistical and technical assistance services. In October, we were awarded a contract for the provision of Petrom’s 2008 OCTG casing requirements, thus consolidating the relationship already existing between OMV and Tenaris.

Additionally, we have been selected by Lukoil to provide their OCTG requirements for their Primoria field under a long-term agreement signed in July. This agreement includes corrosion-resistant alloy and sour service material designed to resist the most corrosive and demanding conditions, and strengthens our presence in Russia where we have also signed new agreements with Petroalliance and Rosneft. During the year we renewed our worldwide agreement with Chevron, extending it to Australia, and with Shell GTL and Qatar Gas for their corrosion-resistant alloy requirements for the massive LNG development Qatar Gas III & IV.

Maintaining our long-term commitment to service customers in China, we have established a local manufacturing facility of premium connections and couplings in Qingdao to serve domestic operators with the high specification materials their new developments require. From Qingdao, we will supply an ample range of OCTG pipes, ranging from 2 3/8" to13 3/8" all in API 5CT or Tenaris proprietary grades with TenarisHydril premium connections. These products are suitable for the most demanding environments including high H2S content, high collapse, high temperature/high pressure (HT/HP) well sand deepwater projects, amongst others.

Pipeline services
We supply an extensive range of seamless and welded line pipe and coiled line pipe products, complete with coatings and accessories for use in onshore and offshore pipelines, with onsite, ready-for-installation delivery. Our focus is on providing the risers, flow lines and subsea tubular components for the deepwater and ultra deepwater markets where we are a major player, in the Gulf of Mexico, West Africa, Far East, United Kingdom and Scandinavia. Our catalog also includes pipes for complex offshore structures like platforms and rigs.

The seamless line pipe market continues with its growth trend, mainly in the most demanding high-end markets, such as West Africa and the deepwater Gulf of Mexico. As conventional reserves begin to decline, developments are moving towards more stringent conditions (e.g., deeper waters, HP/HT and Arctic conditions) in order to fulfill future energy needs. This trend for increasing complexity in exploration and production results in new and more challenging requirements for pipes: heavy wall requirements, more stringent internal diameter tolerances and higher steel grades.

Tenaris seeks to differentiate itself from its competitors through product quality and innovation; focusing on high-end markets, developing agreements with key industry players (oil and gas and engineering companies).

During the year, we signed a 5-year agreement with StatoilHydro ASA for line pipe supply, mainly for the Norwegian market. We won an important order to supply 19,000 tons of high specification flow lines and export lines, with the additional wet insulation solution for the Petrobras Chinook and Cascade project in the ultra deepwater Gulf of Mexico. This will be the first Floating Platform, Storage and Offloading (FPSO) unit in the US, producing both oil and gas from the Walker Ridge area, in a water depth of 2,690 meters. In addition, we have been very active in the Indian offshore market, undertaking important projects such as Ravva and Rajas than operated by Cairn Energy.

As the industry continues to reach deeper waters (3,000+ meters), and exploration and production projects enter more complex environments (Arctic and HP/HT), the technical requirements for our products become increasingly stringent and demanding. To overcome all the issues related to current and future critical projects, Tenaris participates in industry standardization with research and development and also in joint industry programs with customers, studying gaps and finding technology solutions. These programs include research into fatigue corrosion in sour environments, offshore welding, high strength steel grades, extreme heavy wall materials and strain base design.

Process and power plant services
We provide comprehensive material planning and supply chain management services and on-time delivery of quality products to enable customers in the process and power plant industry meet the demanding needs of major refinery, petrochemical and power plant contracts.

During the year, we implemented steps to be closer to our customers and to provide prompter responses. We introduced the Tenaris Secured Supply System, which provides an alternative to reduce piping supply risk for hydrocarbon processing industry (HPI) projects by meeting demanding project schedules, even with last minute design changes, and by diminishing pipe cost volatility.

The HPI market leveled off during 2007,with investments in gas and refinery projects on average lower than in the prior year. Gas processing projects are taking more time to move forward due to rising costs, geopolitical risks and capacity constraints of major engineering companies. Refinery investments were driven more by plant revamps than grassroots projects. The petrochemical sector showed strength due to strong demand from Asia, mainly China and India. Major petrochemical complexes like Sabic-Kayan and Borouge are being built in the Middle East and China.

Our focus of activity during 2007continued to be in the Middle East, serving gas processing projects. Major projects during this year included Qatar Shell Pearl, the world’s largest integrated gas to liquids (GTL) complex, in which Tenaris worked closely with MWK/JGC and Chiyoda, and the Khurais Gas projects in Saudi Arabia where Tenaris worked with Snamprogetti and Hyundai.

In refineries, Tenaris continued participating in two large refinery projects, the Reliance Jamnagar refinery in India with Bechtel and the Dung Quat refinery in Vietnam with Technip. Reliance’s refinery expansion in India will make Jamnagar the world’s largest single refinery site. Dung Quat’s refinery will be the first in Vietnam and is expected to meet 40% of local demand with an annual capacity of 6.5million metric tons.

The ever-growing demand for energy and power has resulted in a high level of activity in the power generation sector throughout 2007; despite plant construction cost increases, major power plant component manufacturers have reported strong growth over the previous year with lengthening backlogs. We are participating in this market by supplying tubing for heat recovery steam generators used in combined cycle plants as well as in boilers used in coal-fired power plants. Specialty steels are being developed to support the industry’s demand for higher efficiencies and lower costs as it revamps old plants and builds new ones to satisfy the world’s increasing demand for power.

Industrial and automotive services
We provide a wide variety of seamless pipe products for industrial applications with a focus on segments such as automotive components, hydraulic cylinders, gas cylinders and architectural structures where we can add value with our specialist product development and supply chain management expertise. Sales are concentrated in Europe, where our Italian mill has traditionally served this market, but we also have significant sales in North America, the Far East and South America.

Demand for our specialized industrial products in 2007 was good, particularly for hydraulic cylinders and hollows for gas cylinders.

We registered a 30% increase in sales of hydraulic cylinders driven by growing demand for earth-moving machinery for the construction and infrastructure sectors, mainly in Europe. We opened a new component center in Romania, which was set up to serve the hydraulic cylinder needs of Caterpillar USA. This is already working at full capacity, producing tubes, flanges and assembled components and has registered 100% compliance in delivery performance.

In hollows for gas cylinders, particularly for compressed natural gas applications, where we are the market leader worldwide, we registered sales growth of 15%. In this market segment, we have been making investments in R&D and manufacturing in order to increase our production capacity and product performance in terms of weight reduction, thus contributing to savings in CO2 emissions, a crucial issue in the transportation sector.

Sales to the automotive sector were in line overall with those of last year following a phase-out of some less profitable items, such as axles and some transmissions applications. We registered a significant volume increase in Eastern Europe and South America, also driven by an increase in light vehicles production. Production volumes of tubular components for airbags at our component center in Mexico continued to rise and reached over 27 million pieces in 2007, a 27% increase over the previous year. Through worldwide qualification with all major airbag manufacturers of ultra high-strength steel grade for airbag applications, we have increased our market participation in the USA and Europe and have started to penetrate the market in China.

2007 themes

1. Offshore Drilling
During the course of its ongoing global alliance with ConocoPhillips, the two companies have been at the forefront of introducing innovative tubular technology and services for offshore drilling applications. In 2007, the alliance had a further success in implementing casing directional drilling for the first time in an offshore environment.

As part of its global alliance with ConocoPhillips, Tenaris supplied 10 ¾” and 7 ¾” outside diameter casing with TenarisBlue® premium connections for Eldfisk Bravo, a project that represented a first in terms of offshore drilling technology. Using specially modified TenarisHydril Blue™ premium connections casing in an innovative system called side-by-side wellhead and casing directional drilling, ConocoPhillips drilled the first of two independent well bores from one conductor in the Casing Directional Drilling mode.

Casing Directional Drilling technology relies on the performance of the casing connections, which are pushed to their design limits in terms of fatigue and torque resistance. Prior to the project and in order to guarantee the performance of the TenarisHydril Blue™ connections in such a demanding environment, the strings' fatigue resistance was tested at an independent U.S. laboratory in accordance with ConocoPhillips’ specifications.

For this breakthrough project, Tenaris worked closely with ConocoPhillips in the planning and implementation of the drilling operation. All products were manufactured according to Tenaris's proprietary sour service specifications and threaded with specially modified TenarisHydril Blue™ connections. During the products' initial use in the North Sea, Tenaris provided offshore technical services and carefully monitored the entire process.

2. Global Trainee Program
Recognizing that human resources are critical to its growth and success, Tenaris in recent years has reaffirmed its commitment to the Global Trainee Program (GTP), the Company’s strategic initiative for attracting and developing recent university graduates.

The GTP, where many in Tenaris’s senior management began their professional careers, provides participants with accelerated training and development aimed at preparing them to become the Company’s future leaders. While the program is open to graduates from all disciplines, special emphasis is placed on recruiting engineers with a demonstrated industrial vocation.

During the two-year program, Global Trainees (GTs) are assigned to two different jobs, to broaden their skills and give them exposure to different areas of the Company. All engineering GTs spend their first year in one of the Company’s mill, where, in addition to gaining hands-on experience, they undertake a special project under the guidance of a tutor.

Training plays a key role in the GTP and is continuous throughout the two years. The highlight of this training is the TenarisUniversity Induction Camp, which brings together GTs from around the world for one month of intensive learning at the Company’s plant in Campana, Argentina. GTs are also coached and evaluated closely over the course of the two years, and only those who meet the program’s demanding requirements are allowed to graduate.

To ensure the Company is developing the human resources required to meet its future needs, Tenaris has significantly expanded the GTP in recent years. At the end of 2007 there were more than 750 Global Trainees, compared to 250 at the end of 2004.

3. Technical sales
Following the acquisition of Hydril in May 2007, an oil and gas technical sales team was formed in Tenaris in order to provide customers with a better technical understanding of the advantages of using Tenaris’s products and services in specific oil and gas drilling environments. Building on Hydril’s renowned customer-focused approach and Tenaris’s team of experienced field service professionals, the new unit works with the drilling engineers of our customers to help them identify the optimum technical solutions for their particular drilling operations all over the world.

The unit is made up of engineers who not only understand how best to select and use premium connections and other oil and gas products but who are also aware of how these products interact within oil and gas well-site operations. It is also responsible for providing on-site technical and running assistance services and will work closely with the product development team to identify areas for product development and enhancement.

The new organizational unit, which is led by a former Hydril executive, will reinforce our focus on understanding the needs of our customers and serving them in the best possible way. As drilling takes place in more complex operational environments and the need to employ more cost-effective drilling solutions to enhance production in mature fields increases, a detailed knowledge of how premium connections and other oil and gas products perform in different environments will become increasingly valuable. The ability to deploy a knowledgeable technical sales team around the world should enhance Tenaris’s competitive advantage in a world where there is likely to be a demographic deficit of experienced drilling engineers.

Communities and environment review

Tenaris’s growth has been made possible by adhering to certain values that guide the Company’s internal management and its relationships with customers, suppliers and communities where the Company is present. These values are centered on a conviction that industry plays a key role in promoting lasting and equitable economic growth for societies and that Tenaris will add value to its operations as well as to the wider community by interacting with employees and others in accordance with that conviction.

Consistent with this vision, Tenaris strives to build partnerships, both internally and externally, that foster growth and opportunity for all involved. The importance we place on such relationships is manifested in our commitment to protecting the health and safety of our employees, maintaining transparent relations with customers and suppliers and collaborating with government and non-government organizations in the communities in which we operate.

Valuing education, we invest continuously in the development of our own workforce and support a wide variety of educational initiatives at primary, secondary and university levels. Through a revitalized Global Trainee Program, where many in Tenaris’s senior management began, Tenaris recruits recent university graduates and develops them to be tomorrow’s senior management. At a time when demand for skilled engineers is strong, especially in our own industry, we believe this emphasis on attracting and developing people that have the requisite education and skills is critical to our future growth.

In 2007, the Company’s corporate university, TenarisUniversity, launched a technical training project for the purpose of unifying training policies and programs for the Company’s 16,000 non-salaried plant employees worldwide. Development plans comprising a structured series of training activities for workers in each job area are now being developed and training based on the project’s new guidelines is already being delivered in multiple countries and languages.

In our community relations we stress support for academic excellence. In Argentina and Mexico, we are carrying out a series of projects aimed at improving the quality of primary and secondary education in schools close to our plants in Campana and Veracruz. Drawing on the expertise of UNESCO and international experts as well as local universities and the active participation of school officials, students and their families, we take an integral approach that involves investment in infrastructure, the provision of school supplies and scholarships.

One example of this is the “Sembrar” programme carried out in Argentina to complement the formal education of 100 secondary-school students from the city of Campana, reinforcing their readiness to successfully step from school into the world of employment.

Four state schools with an enrolment of 1,500 students from under-privileged sectors of Campana have been targeted for an institutional development program aimed at improving the currently poor results being shown at the different stages of the learning process by the children that attend them. The “Schools for the Bicentenary” program is sponsored by Tenaris, promoted by the AEA (Association of Argentine Enterprises) and coordinated by the Universidad de San Andrés, focusing on 100 schools across Argentina.

In the area of higher education, we continue to support the Roberto Rocca Education Program, which Tenaris co-founded in 2005. Designed to encourage the study of engineering in selected countries, the Program in 2007 funded 500 Scholarships, for undergraduate students, and 22 Fellowships, for doctoral studies at leading international universities. As is the case with all of our community projects, we seek to reward merit and initiative by granting these Scholarships and Fellowships only to students who combine academic excellence with outstanding personal qualities.

In all of our community programs, we seek to promote social integration and leverage our own contribution by partnering with other governmental and non-governmental organizations on projects that involve the active participation of the project’s beneficiaries.

With 23,500 employees drawn from dozens of countries, we view the diversity of our workforce as one of our strengths. The combination of rational analysis and diversity of ideas and cultures will continue to play an instrumental role in the growth of Tenaris. Thus, we make a continuous effort to foster respect among employees for language, cultural and gender differences and are committed to broadening this diversity at all levels of the Company. Achieving greater integration, awareness and understanding among all the various cultures that coexist within Tenaris, requires the building of bridges and programs in which to invest in cultural exchange.

This need gave rise to the setting up of the PROA Foundation, which from its head quarters in Buenos Aires receives support from Tenaris for the dissemination of leading contemporary artistic trends through exhibitions, workshops, seminars and conferences. At the same time, it organizes educational programmes and exchanges with prestigious cultural institutions from around the world. Through PROA, Tenaris has been responsible for several significant events, such as the second edition of the Latin Wave festival of Latin American cinema, held in Houston in association with the Museum of FineArts, and the “Dualidad” exhibition of Mexican art held at its plant in Veracruz.

In Italy, we participate in GAMEC, Associazione per la Galleria d´Arte Moderna e Contemporanea, in Bergamo, providing support for national andinternational artistic research andstrengthening the Gallery’s position as a point of reference for contemporary art.
“Il futuro dell Futurismo” stood out as one of the highlights of the exhibition season.

Health, safety and environment
Tenaris is committed to protecting the health and safety of its employees and the communities in which it operates, as well as to minimizing its own impact on the environment and supporting broader industry and public efforts to protect the environment. In accordance with the principle of sustainable development, our efforts in this area are focused on improving the efficiency of our operations, designing our processes with a sustainable approach, reducing energy consumption, minimizing and recycling waste, and employee training.

We continue to work on the implementation and improvement of our integrated Health, Safety and Environment (HSE) management system. Based on international standards such as ISO 14000 and OHSA 18000, the system applies eco-efficiency and integral safety concepts to all of our operations. Following the further development and deployment of an integrated IT safety and environmental tool, we are able to record, track and analyze safety and environment accidents and incidents at our plants, follow up with corrective actions and track HSE performance. In the case of the recently-acquired Hydril premium connection facilities around the world, we are working to integrate them into our system.

We believe that accidents do not happen by chance. All injuries and work-related illnesses can and must be prevented. To achieve this objective we have instituted innovative programs that reward safe behavior through accident prevention and hold weekly meetings with managers, safety staff and workers at each of our mills to discuss accidents and share ideas to improve safety. We dedicate a percentage of working hours to safety training.

During 2007, a team brought together for this occasion, along with Tenaris experts and external consultants, organized an assessment in order to introduce best practices at every mill.

At Tenaris, investments in training, processes and workplace behavior are complemented by capital investments in the mills. A significant proportion of our capital investment spending is allocated toward improving safety in our operations.

Our lost-time accidents index continued to decline in 2007, falling 8.2% in comparison with 2006. Since 2001, this indicator has fallen 58.2%.

A significant portion of Tenaris’s new investments contributes to reduce the environmental impact of the Company’s operations, products and services. We adopt the most appropriate and eco-efficient designs and technologies available and continuously review our HSE performance so as to improve it. We monitor the operations of our subcontractors in addition to our own, seeking to maximize the efficiency in the use of energy and material resources, to recycle – both at our own facilities and by third parties – , by-products, and to minimize generation of waste, emissions and effluents in the supply chain.

Perhaps one of our most significant contributions to the environment comes from the delivery of products that can perform in the most demanding conditions and on whose quality our customers rely. We work constantly on improving the quality and reliability of our products, developing new products that help our customers to reduce the impact of their operations on the environment, and we aim to supply using an integrated supply chain concept that aims to reduce risk and impact as well as costs.

We actively participate in different governmental and non-governmental forums and associations focused on sustainability issues. These include the environmental commissions and working groups of organizations like the International Iron & Steel Institute (IISI), the Latin American Iron & Steel Institute and various national chapters of the World Business Council for Sustainable Development. Some of the most relevant issues addressed by these organizations are global climate change, by-products and water management, and the definition of sustainability indexes.

Corporate governance

Tenaris has one class of shares, with each share having equal rights, including the entitlement to one vote at our shareholders’ meetings. Our articles of association provide that the annual ordinary shareholders’ meeting, which approves our annual financial statements and appoints the Board of Directors, take place each year on the first Wednesday of June.

Board of Directors
Management of Tenaris is vested in a Board of Directors. Our articles of association provide for a Board of Directors consisting of at least five and at most fifteen directors. The Board of Directors is required to meet as often as required by the interests of Tenaris and at least four times per year. A majority of the members of the directors present or represented at each Board of Directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms, as decided by the shareholders. The shareholders may dismiss all or any one director at anytime, with or without cause, by resolution passed by majority vote, irrespective of the number of shares present or represented at an ordinary shareholders’ meeting. In 2007, the Board of Directors met eight times.

The annual shareholders’ meeting, held on June 6, 2007, approved the appointment of ten directors, three of whom are independent.

Audit committee
Tenaris has an audit committee consisting of three members, all of whom are independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of Tenaris or any of its subsidiaries. Under our articles of association, as supplemented by the audit committee charter, the audit committee:

• assists the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements and system of internal controls and the independence and performance of the independent auditors
• reviews material transactions between Tenaris and its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to Tenaris and its subsidiaries, and
• performs the other duties entrusted to it by the Board of Directors, particularly as regards relations with the independent auditors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the independent auditors as well as anyone at Tenaris and, subject to applicable laws, its subsidiaries.

The audit committee is required to report to the Board of Directors on its activities and once a year on the adequacy of the internal control systems. In 2007, the audit committee met seven times.

Auditors
The annual accounts are audited by independent auditors. Auditors are appointed by the shareholders through a resolution passed by a simple majority vote at the annual shareholders’ meeting, irrespective of the number of shares present or represented, on the audit committee’s recommendation. Shareholders may determine the number and the term of office of the auditors, which may not exceed one year. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers (acting, in connection with our annual accounts, through PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, and, in connection with our consolidated financial statements, through Price Waterhouse &Co. S.R.L.), served as our independent auditors during the 2007 fiscal year and are proposed for reappointment.

Compensation
The compensation of the members of our Board of Directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation earned by our directors and executive officers during 2007 amounted to USD 19.0 million.

Corporate governance standards
Our corporate governance practices are governed by Luxembourg Law (particularly the law of August 10, 1915 on commercial companies and the law of July 31, 1929, as amended) and our articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), we are not required to comply with some of the corporate governance standards of these exchanges. We, however, believe that our corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which our securities trade.

Code of Conduct
We have a Code of Conduct incorporating guidelines and standards integrity and transparency applicable to all our employees and directors. This Code of Conduct establishes the ethical principles that form the basis for relations between the company, its employees and third parties and provides the means and instruments to give transparency to issues and problems that may have a bearing on the management of the company. We also have a Code of Ethics for Financial Officers, which applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and is intended to supplement our Code of Conduct.

Information required under the LuxembourgLaw on takeovers of May 19, 2006
We have an authorized share capital of a single class of 2,500,000,000 shares with a par value of USD 1.00 per share. Our authorized share capital is fixed by our articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2006. All shares are fully paid.

Under our articles of association, our Board of Directors is authorized until August 2, 2012, to increase from time to time our issued share capital wholly or in part, within the limits of the authorized capital.

Under our articles of association, any issuance of new shares pursuant to the authorization granted to our Board of Directors, must grant our existing shareholders a preferential right to subscribe for such newly-issued shares, except:
• in circumstances in which the shares are issued for consideration other than money
• with respect to shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates, and
• with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of our issued capital stock.

Our articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of our shares. Amendment of our articles of association requires the approval of shareholders on an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

Tenaris is controlled by San Faustín N.V., a Netherlands Antilles corporation, which owns 60.4% of our outstanding shares, through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners. Our directors and executive officers as a group own 0.2% of our outstanding shares, while the remaining 39.4% are publicly traded. Our shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, our American Depositary Securities (ADSs) trade on the New York Stock Exchange.

None of our outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which we are a party and which take effect, alter or terminate in the event of a change in the control of Tenaris following a takeover bid, there by materially and adversely affecting us, nor are there any agreements between us and members of our Board of Directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a Board of Directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms.

Board of Directors

Chairman and Chief Executive Officer	Paolo Rocca

Vice-President Finance	Guillermo Vogel

Roberto Bonatti
Carlos Condorelli
Carlos Franck
Bruno Marchettini
Roberto Monti (*)
Gianfelice Mario Rocca
Jaime Serra Puche (*)
Amadeo Vázquez y Vázquez (*)

Secretary	Cecilia Bilesio

(*) Members of the audit committee

Executive officers
Chief Executive Officer	North American Area Manager
Paolo Rocca	Germán Curá

Chief Financial Officer	Central American Area Manager
Ricardo Soler	Sergio de la Maza

Technology Director	South American Area Manager
Carlos San Martin	Guillermo Noriega

Commercial Director
Alejandro Lammertyn

Supply Chain Director	European Area Manager
Renato Catallini	Vincenzo Crapanzano

Human Resources Director	Planning Director
Marco Radnic	Carlos Pappier

Quality Director	Managing Director, Japanese Operations
Marcelo Ramos	Claudio Leali

Industrial Coordination Director
Sergio Tosato

Consolidated Financial Statements
for the years ended December 31, 2007, 2006 and 2005

Operating and Financial Review

This review of Tenaris’s results of operations and financial condition is based on, and should be read in conjunction with, the audited consolidated financial statements of Tenaris and the related notes included elsewhere in this annual report. It compares Tenaris’s results on a consolidated basis for the fiscal year ended December 31, 2007 with its results for the fiscal year ended December 31, 2006. Tenaris prepares its consolidated financial statements in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Results of Operations

The following table sets forth, for the periods indicated, selected financial data from our consolidated income statement and expresses our operating and other costs and expenses as a percentage of net sales.

Selected financial data (all amounts in USD thousands)
YEAR ENDED DECEMBER 31	2007		2006		2005
Continuing operations
Net sales	10,042,008	100%	7,727,745	100%	6,209,791	100.0%
Cost of sales	(5,515,767)	(54.9%)	(3,884,226)	(50.3%)	(3,429,365)	(52.2%)
Gross profit	4,526,241	45.1%	3,843,519	49.7%	2,780,426	44.8%
Selling, general and administrative expenses	(1,573,949)	(15.7%)	(1,054,806)	(13.6%)	(832,315)	(13.4%)
Other operating income and expenses	4,933	0.0%	3,773	0.0%	(2,199)	(0.0%)
Operating income	2,957,225	29.4%	2,792,486	36.1%	1,945,912	31.3%
Interest income	93,392	0.9%	60,798	0.8%	23,815	0.4%
Interest expense	(275,648)	(2.7%)	(92,576)	(1.2%)	(52,629)	(0.8%)
Other financial results	(22,754)	(0.2%)	26,826	0.3%	(79,772)	(1.3%)
Income before equity in earnings of associated companies and income tax	2,752,215	27.4%	2,787,534	36.1%	1,837,326	29.6%
Equity in earnings of associated companies	113,276	1.1%	94,667	1.2%	117,377	1.9%
Income before income tax	2,865,491	28.5%	2,882,201	37.3%	1,954,703	31.5%
Income tax	(823,924)	(8.2%)	(869,977)	(11.3%)	(567,368)	(9.1%)
Income for continuing operations	2,041,567	20.3%	2,012,224	26.0%	1,387,335	22.3%

Discontinued operations
Income (loss) for discontinued operations	34,492	0.3%	47,180	0.6%	(3)	(0.0%)

Income for the Year	2,076,059	20.7%	2,059,404	26.6%	1,387,332	22.3%

Attributable to:
Equity holders of the Company	1,923,748	19.2%	1,945,314	25.2%	1,277,547	20.6%
Minority interest	152,311	1.5%	114,090	1.5%	109,785	1.8%
	2,076,059	20.7%	2,059,404	26.6%	1,387,332	22.3%

The following table indicates the distribution of our net sales by business segment for the periods indicated:

Million of USD	2007		2006		Increase / (Decrease)
Tubes	8,552.6	85%	6,826.9	88%	25%
Projects	876.3	9%	453.5	6%	93%
Others	613.1	6%	447.3	6%	37%
Total	10,042.0	100%	7,727.7	100%	30%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated:

Metric tons	FY 2007	FY 2006	Increase/(Decrease)
Tubes – Seamless	2,870,000	2,919,000	(2%)
Tubes – Welded	965,000	297,000	225%
Tubes – Total	3,835,000	3,216,000	19%
Projects – Welded	474,000	281,000	69%
Total – Tubes + Projects	4,309,000	3,497,000	23%

Tubes
The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales:

Tubes	FY 2007	FY 2006	Increase/(Decrease)
Net sales ($ million)
- North America	2,921.7	1,993.0	47%
- South America	1,221.7	960.3	27%
- Europe	1,661.4	1,315.1	26%
- Middle East & Africa	2,057.6	1,895.7	9%
- Far East & Oceania	690.2	662.8	4%
Total net sales	8,552.6	6,826.9	25%
Cost of sales (% of sales)	52%	47%
Operating income ($ million)	2,713.9	2,670.5	2%
Operating income (% of sales)	32%	39%

Net sales of tubular products and services rose 25% to US$8,552.6 million in 2007, compared to US$6,826.9 million in 2006, due to a higher volume of welded pipe sales, resulting from the incorporation of the former Maverick operations acquired in October 2006, and a higher average selling price for our seamless pipes reflecting an enhanced product mix and increased demand for our specialized, high-end seamless pipe products used in the world’s more complex drilling operations and other demanding applications. In North America, sales increased principally due to the incorporation of sales from the former Maverick and Hydril premium connection operations but, excluding such effects, there was a substantial decline in sales in Canada reflecting the decline in drilling activity and consequent inventory adjustments. In South America, sales increased due primarily to higher sales of OCTG products in Venezuela as PDVSA began to replenish inventories and increased sales in Colombia. In Europe, sales increased, with higher average selling prices and volumes, reflecting higher sales to European-based process and power plant contractors, a more specialized mix of products sold to industrial and automotive customers, increased sales of OCTG products in continental Europe and the appreciation of the Euro with respect to the U.S. dollar. In the Middle East and Africa, higher average selling prices more than offset lower volumes which were affected by lower sales of API OCTG products and inventory adjustments. In the Far East and Oceania, sales remained stable with higher sales in South-East Asia and South Korea offsetting lower sales in China.

Operating income from tubular products and services rose 2% to US$2,713.9 million in 2007, from US$2,670.5 million in 2006, as the increase in sales was substantially offset by a reduction in the gross margin and higher expenses for the amortization of intangible assets.

Projects
The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales:

Projects	FY 2007	FY 2006	Increase/(Decrease)
Net sales ($ million)	876.3	453.5	93%
Cost of sales (% of sales)	71%	72%
Operating income ($ million)	184.8	56.3	228%
Operating income (% of sales)	21%	12%

Net sales of pipes for pipeline projects rose 93% to US$876.3 million in 2007, compared to US$453.5 million in 2006, due to higher shipments and average selling prices. Regional demand for pipes for pipeline projects in South America improved substantially in 2007 as large gas pipeline projects in Brazil and Argentina that had been delayed in 2006 went ahead and orders were received for mineral slurry and additional gas pipeline projects in Brazil.

Operating income from pipes for pipeline projects rose 228% to US$184.8 million in 2007, from US$56.3 million in 2006, due to the increase in net sales and an increase in the operating margin reflecting a higher proportion of sales in Brazil where sales from our Brazilian mill have low logistics costs. Operating income in this segment in 2007 included other operating income of US$16.4 million in respect of the sale of surplus office space.

Others
The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales:

Others	FY 2007	FY 2006	Increase/(Decrease)
Net sales ($ million)	613.1	447.3	37%
Cost of sales (% of net sales)	76%	72%
Operating income ($ million)	58.5	65.6	(11%)
Operating income (% of sales)	10%	15%

Net sales of other products and services rose 37% to US$613.1 million in 2007, compared to US$447.3 million in 2006, as sales from electric conduit pipe operations acquired in October 2006 were included for a full year.  Sales of metallic structures also increased but sales of excess raw materials and sucker rods declined.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.7% in 2007 compared to 13.6% in 2006 due mainly to increased charges for amortization of intangible assets relating principally to assets acquired in the Maverick and Hydril acquisitions. These amortization charges amounted to US$236.0 million in 2007, or 2.4% of net sales, compared to US$54.8 million, or 0.7% of net sales, in 2006.

Other operating income and expenses resulted in net income of US$4.9 million in 2007, compared to net income of US$3.8 million in 2006. The 2007 result included income of US$16.4 million in relation to the sale of surplus office space in Brazil and an expense of US$10.3 million relating to the settlement of redemptions on Maverick’s 2005 Notes.

Net interest expenses totaled US$182.3 million in 2007, compared to net interest expenses of US$31.8 million in 2006. The increase in net interest expenses reflects the increase in the average net debt position during 2007 compared to 2006, relating to debt contracted for the Maverick and Hydril acquisitions.

Other financial results contributed a loss of US$22.8 million in 2007, compared to a gain of US$26.8 million during 2006. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$113.3 million in 2007, compared to a gain of US$94.7 million in 2006. These gains were derived mainly from our equity investment in Ternium but, in 2007, also included a gain of US$18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie.

Income tax charges of US$823.9 million were recorded during 2007, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to income tax charges of US$870.0 million, equivalent to 31% of income before equity in earnings of associated companies and income tax, during 2006. The result in 2007 included net non-recurring tax losses of US$47.3 million.

Income from discontinued operations amounted to US$34.5 million, compared to US$47.2 million in 2006. The 2007 income corresponds to the Hydril pressure control business, which was classified as a discontinued operation following the conclusion of an agreement to sell this business on January 28, 2008. The 2006 income corresponds to our former Dalmine Energie energy supply subsidiary, in which we sold a majority participation in December 2006.

Net income rose marginally to US$2,076.1 million in 2007, compared to US$2,059.4 million in 2006, as an increase in operating income was largely offset by an increase in net interest expenses.

Income attributable to equity holders was US$1,923.7 million, or US$1.63 per share (US$3.26 per ADS), in 2007, compared to US$1,945.3 million, or US$1.65 per share (US$3.30 per ADS) in 2006.

Income attributable to minority interest was US$152.3 million in 2007, compared to US$114.1 million in 2006. The increase was due primarily to higher income attributable to minority interest at our Confab subsidiary.

B.           Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Thousands of U.S. dollars	For the year ended December 31,
	2007	2006	2005

Net cash provided by operating activities	2,020,624	1,810,856	1,295,323
Net cash used in investing activities	(2,287,132)	(2,822,049)	(292,791)
Net cash (used in) provided by financing activities	(196,684)	1,700,705	(604,129)
(Decrease) Increase in cash and cash equivalents	(463,192)	689,512	398,403
Effect of exchange rate changes	52,487	(5,095)	(11,636)
Cash and cash equivalents at the beginning of year	1,365,008	680,591	293,824
Cash and cash equivalents at the end of year	954,303	1,365,008	680,591

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2007, we have counted on cash flows from operations as well as additional bank financing to fund our transactions including the acquisition of Hydril. Short-term bank borrowings were used as needed throughout the year.

We believe that funds from operations, availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs, to service our debt and to address short-term changes in business conditions.

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value. We used these funds to finance our working capital and capital expenditure requirements, to make acquisitions and to distribute dividends to our shareholders.

We hold money market investments and variable or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in U.S. dollars, and limit our holdings of other currencies to the minimum required to fund our cash operating needs or hedge our financial positions. As of December 31, 2007 U.S. dollar denominated liquid assets represented around 70% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 6.3% of total assets at December 31, 2007 compared to 10.9% at the end of 2006.

Cash and cash equivalents (excluding bank overdraft) decreased from $1,372.3 million at December 31, 2006, to $962.5 million at December 31, 2007. In addition, we had other current investments of $87.5 million. As of December 31, 2006, other current investments amounted to $183.6 million.

Operating activities

Net cash provided by operations during 2007 rose to $2,020.6 million compared to $1,810.9 million in 2006 primarily reflecting an increase in operating income to $2,957.2 million in 2007 from $2,792.5 million in 2006. Working capital increased by $110.4 million in 2007 compared to a $469.5 million increase in 2006. The increase in working capital comprised mainly:

•	an increase in inventories of $252.8 million, reflecting primarily an increase in business activity and input costs
•	an increase in trade receivables of $115.8 million, mainly due to higher sales; and, on the other side of the ledger,
•	increases in customer advances and other liabilities of $113.5 million and $127.4 million respectively.

Investing activities

Net cash used in investing activities in 2007 was $2,287.1 million, compared to $2,822.0 million in 2006. The main differences were as follows:

•	In 2007 we spent approximately $2.0 billion to acquire Hydril, while in 2006 we spent approximately $2.4 billion in acquisitions, mainly related to the acquisition of Maverick.
•	In 2007 we realized $96.1 million from investments in short term securities, while in 2006 we increased our short term securities in $63.7 million.
•	Capital expenditures for 2007 amounted to $447.9 million, similar to the $441.5 million spent in 2006.

Financing activities

Net cash used in financing activities, including dividends paid and proceeds and repayments of borrowings, was $196.7 million in 2007, compared to net cash provided by financing activities in 2006 of $1,700.7 million.

Net proceeds from borrowings (proceeds less repayments) totaled $371.2 million in 2007 compared to net proceeds from borrowings of $1,928.1 million in 2006. Dividends paid, including dividends paid to minority interests in subsidiaries, amounted to $567.9 million in 2007, of which $354 million were paid to equity holders in respect of the 2006 fiscal year and $153 million were paid to equity holders in November 2007 as an interim dividend in respect of the dividend for the 2007 fiscal year.

This compares to $227.4 million paid in 2006, of which $ 204.2 million was paid in respect of the 2005 fiscal year in addition to an interim dividend paid in November 2005.

Our total liabilities to total assets ratio decreased to 0.51 to 1 as of December 31, 2007, compared to 0.55 to 1 as of December 31, 2006.

Principal Sources of Funding

Financial liabilities

Total financial debt increased by $369.0 million to $4,020.2 million at December 31, 2007 from $3,651.2 million at December 31, 2006.

Our financial liabilities consist mainly of bank loans. As of December 31, 2007 U.S. dollar-denominated financial liabilities and Euro-denominated financial liabilities represented 90.7% and 6.5%, respectively, of total financial liabilities. For further information about our financial liabilities, please see note 20 to our consolidated financial statements.

The following table shows the composition of our financial liabilities at December 31, 2007 and 2006:

Thousands of U.S. dollars	2007	2006

Bank borrowings	3,953,696	3,503,573
Bank overdrafts	8,194	7,300
Other loans	56,592	134,421
Finance lease liabilities	1,763	5,949
Total borrowings	4,020,245	3,651,243

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2007 and 2006.  The changes in interest rate are basically due to changes in floating interest rate.

	2007	2006

Bank borrowings	5.80%	6.12%
Other loans	5.50%	5.50%
Finance lease liabilities	2.52%	3.71%

The maturity of our financial liabilities is as follows:

Thousands of U.S. dollars	1 year or	1 - 2	2 – 3	3 - 4	4 - 5	Over 5	Total
At December 31, 2007	less	years	years	Years	years	years
At December 31, 2007
Financial lease	696	524	269	106	168	-	1,763
Other borrowings	1,150,083	1,855,887	503,503	441,345	45,850	21,814	4,018,482
Total borrowings	1,150,779	1,856,411	503,772	441,451	46,018	21,814	4,020,245

Our current debt to total debt ratio increased from 0.22 as of December 31, 2006 to 0.27 as of December 31 2007 due to the prepayment of long term syndicated loans.

For information on our derivative financial instruments, please see Item 11—“Quantitative and Qualitative Disclosure about Market Risk” and note 25 to our consolidated financial statements.

Most relevant Borrowings

Our most relevant borrowings as of December 31, 2007, were assumed in relation to the acquisition of Maverick in October 2006 and Hydril in May 2007.

Millions of U.S. dollars
Date	Borrower	Type	Original Principal amount	Outstanding Principal amount	Maturity
March 2005	Tamsa	Syndicated loan	300.0	300.0	March 2010
October 2006	Maverick	Syndicated loan	750.0	536.8	October 2011
October 2006	Tamsa	Syndicated loan	700.0	622.2	October 2011
October 2006	Siderca	Syndicated loan	480.5	416.6	October 2009
October 2006	Dalmine	Syndicated loan	150.0	133.3	October 2011
May 2007	Tenaris	Syndicated loan	1,000.0	1,000.0	May 2009 (*)
May 2007	Hydril	Syndicated loan	300.0	300.0	May 2012

(*)This loan may be extended at the Company's option until May 2012 at market rates, upon notice to the agent no later than 3 business days prior to the original maturity date.

The main covenants in these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions on capital expenditures. The Company’s syndicated loan agreement is secured with a pledge of 100% of Hydril’s shares; upon each payment or prepayment under this agreement, the number of shares subject to the pledge shall be reduced proportionally, and the pledge will be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $600 million. The Company is initially allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $475 million or 25% of the consolidated operating profit for the previous fiscal year; once the outstanding amount of this facility does not exceed $1,000 million, no such restrictions apply.

On November 8, 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. As a result of such prepayment, all dividend restrictions under the syndicated loan agreement ceased to apply; in addition, the Company is entitled to reduce proportionally the number of shares pledged in connection therewith.

Tenaris began consolidating Hydril’s balance sheet and operating results since May, 2007.

Tenaris’s consolidated debt includes $90 million of Dalmine’s debt and $21 million of Confab’s debt secured by certain properties of these subsidiaries.

As of December 31, 2007, Tenaris was in compliance with all of its covenants.
For further information on our borrowings, please see note 20 to our consolidated financial statements.

Price Waterhouse & Co. S.R.L.
Bouchard 557
C1106ABG Ciudad de Buenos Aires
Tel (54 -11) 4850-0000
Fax (54 -11) 4850-1800

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Price Waterhouse & Co. S.R.L.
by

Diego Niebuhr
(Partner)

 Report of Independent Registered Public Accounting Firm
Buenos Aires, Argentina
February 27, 2008

CONSOLIDATED INCOME STATEMENTS

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2007	2006	2005
Continuing operations
Net sales	1	10,042,008	7,727,745	6,209,791
Cost of sales	2	(5,515,767)	(3,884,226)	(3,429,365)
Gross profit		4,526,241	3,843,519	2,780,426
Selling, general and administrative expenses	3	(1,573,949)	(1,054,806)	(832,315)
Other operating income	5 (i)	28,704	13,077	12,396
Other operating expenses	5 (ii)	(23,771)	(9,304)	(14,595)
Operating income		2,957,225	2,792,486	1,945,912
Interest income	6	93,392	60,798	23,815
Interest expense	6	(275,648)	(92,576)	(52,629)
Other financial results	6	(22,754)	26,826	(79,772)
Income before equity in earnings of associated companies and income tax		2,752,215	2,787,534	1,837,326
Equity in earnings of associated companies	7	113,276	94,667	117,377
Income before income tax		2,865,491	2,882,201	1,954,703
Income tax	8	(823,924)	(869,977)	(567,368)
Income for continuing operations		2,041,567	2,012,224	1,387,335

Discontinued operations (see Note 29)
Income (loss) for discontinued operations		34,492	47,180	(3)

Income for the year		2,076,059	2,059,404	1,387,332

Attributable to:
Equity holders of the Company		1,923,748	1,945,314	1,277,547
Minority interest		152,311	114,090	109,785
		2,076,059	2,059,404	1,387,332

Earnings per share attributable to the equity holders of the Company during year
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537

Earnings per share (U.S. dollars per share)	9	1.63	1.65	1.08

Earnings per ADS (U.S. dollars per ADS)	9	3.26	3.30	2.16

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)		At December 31, 2007		At December 31, 2006
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	3,269,007		2,939,241
Intangible assets, net	11	4,542,352		2,844,498
Investments in associated companies	12	509,354		422,958
Other investments	13	35,503		26,834
Deferred tax assets	21	310,590		291,641
Receivables	14	63,738	8,730,544	41,238	6,566,410
Current assets
Inventories	15	2,598,856		2,372,308
Receivables and prepayments	16	222,410		272,632
Current tax assets	17	242,757		202,718
Trade receivables	18	1,748,833		1,625,241
Other investments	19	87,530		183,604
Cash and cash equivalents	19	962,497	5,862,883	1,372,329	6,028,832
Current and non current assets held for sale	29		651,160		-
			6,514,043		6,028,832
Total assets			15,244,587		12,595,242
EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,180,537		1,180,537
Legal reserves		118,054		118,054
Share premium		609,733		609,733
Currency translation adjustments		266,049		3,954
Other reserves		18,203		28,757
Retained earnings		4,813,701	7,006,277	3,397,584	5,338,619
Minority interest			523,573		363,011
Total equity			7,529,850		5,701,630
LIABILITIES
Non-current liabilities
Borrowings	20	2,869,466		2,857,046
Deferred tax liabilities	21	1,233,836		991,945
Other liabilities	22(i)	185,410		186,724
Provisions	23(ii)	97,912		92,027
Trade payables		47	4,386,671	366	4,128,108
Current liabilities
Borrowings	20	1,150,779		794,197
Current tax liabilities		341,028		565,985
Other liabilities	22(ii)	252,204		187,701
Provisions	24(ii)	19,342		26,645
Customer advances		449,829		352,717
Trade payables		847,842	3,061,024	838,259	2,765,504
Liabilities associated with current and non-current assets held for sale	29		267,042		-
			3,328,066		2,765,504
Total liabilities			7,714,737		6,893,612
Total equity and liabilities			15,244,587		12,595,242

CONTINGENCIES, COMMITMENTS AND RESTRICTIONS TO THE DISTRIBUTION OF PROFITS ARE DISCLOSED IN NOTE 26.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total

Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

Currency translation differences	-	-	-	262,095	-	-	47,766	309,861
Change in equity reserves (see Section III C)	-	-	-	-	(10,554)	-	-	(10,554)
Acquisition and decrease of minority interest	-	-	-	-	-	-	20,748	20,748
Dividends paid in cash	-	-	-	-	-	(507,631)	(60,263)	(567,894)
Income for the year	-	-	-	-	-	1,923,748	152,311	2,076,059

Balance at December 31, 2007	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.
Consolidated statement of changes in equity (CONT.)
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2006	1,180,537	118,054	609,733	(59,743)	2,718	1,656,503	268,071	3,775,873

Currency translation differences	-	-	-	63,697	-	-	15,225	78,922
Change in equity reserves (see Section III C and Note 27 (d))	-	-	-	-	26,039	-	-	26,039
Acquisition of minority interest	-	-	-	-	-	-	(11,181)	(11,181)
Dividends paid in cash	-	-	-	-	-	(204,233)	(23,194)	(227,427)
Income for the year	-	-	-	-	-	1,945,314	114,090	2,059,404

Balance at December 31, 2006	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	-	617,538	165,271	2,661,195
Effect of adopting IFRS 3 (see Section II F)	-	-	-	-	-	-	110,775	-	110,775

Adjusted balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	-	728,313	165,271	2,771,970
Currency translation differences	-	-	-	-	(29,723)	-	-	7,180	(22,543)
Increase in equity reserves in Ternium	-	-	-	-	-	2,718	-	-	2,718
Acquisition of minority interest	-	-	-	-	-	-	-	153	153
Dividends paid in cash	-	-	-	(82)	-	-	(349,357)	(14,318)	(363,757)
Income for the year	-	-	-	-	-	-	1,277,547	109,785	1,387,332

Balance at December 31, 2005	1,180,537	118,054	609,733	-	(59,743)	2,718	1,656,503	268,071	3,775,873

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2007	2006	2005
Cash flows from operating activities
Income for the year		2,076,059	2,059,404	1,387,332
Adjustments for:
Depreciation and amortization	10 & 11	514,820	255,004	214,227
Income tax accruals less payments	28 (ii)	(393,055)	56,836	149,487
Equity in earnings of associated companies		(94,888)	(94,667)	(117,377)
Interest accruals less payments, net	28 (iii)	(21,302)	21,909	1,919
Income from disposal of investment and other		(18,388)	(46,481)	-
Changes in provisions		(421)	8,894	6,497
Proceeds from Fintecna arbitration award net of BHP settlement		-	-	66,594
Changes in working capital	28 (i)	(110,425)	(469,517)	(433,939)
Other, including currency translation adjustment		68,224	19,474	20,583
Net cash provided by operating activities		2,020,624	1,810,856	1,295,323

Cash flows from investing activities
Capital expenditures	10 & 11	(447,917)	(441,472)	(284,474)
Acquisitions of subsidiaries and minority interest	27	(1,927,262)	(2,387,249)	(48,292)
Other disbursements relating to the acquisition of Hydril		(71,580)	-	-
Decrease in subsidiaries / associated		27,321	52,995	-
Convertible loan to associated companies		-	-	(40,358)
Proceeds from disposal of property, plant and equipment and intangible assets		24,041	15,347	9,995
Dividends and distributions received from associated companies	12	12,170	-	59,127
Changes in restricted bank deposits		21	2,027	11,452
Reimbursement from trust funds		-	-	(119,907)
Investments in short terms securities		96,074	(63,697)	119,666
Net cash used in investing activities		(2,287,132)	(2,822,049)	(292,791)

Cash flows from financing activities
Dividends paid		(507,631)	(204,233)	(349,439)
Dividends paid to minority interest in subsidiaries		(60,263)	(23,194)	(14,318)
Proceeds from borrowings		2,718,264	3,033,230	1,222,861
Repayments of borrowings		(2,347,054)	(1,105,098)	(1,463,233)
Net cash (used in) provided by financing activities		(196,684)	1,700,705	(604,129)
(Decrease) Increase in cash and cash equivalents		(463,192)	689,512	398,403

Movement in cash and cash equivalents
At the beginning of the period		1,365,008	680,591	293,824
Effect of exchange rate changes		52,487	(5,095)	(11,636)
(Decrease) Increase in cash and cash equivalents		(463,192)	689,512	398,403
At December 31,	28 (iv)	954,303	1,365,008	680,591

Non-cash financing activity
Conversion of debt to equity in subsidiaries		35,140	-	-

The accompanying notes are an integral part of these consolidated financial statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	V.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments non current
L	Shareholders’ Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Income taxes - Current and Deferred	16	Receivables and prepayments
O	Employee - related liabilities	17	Current tax assets
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions and other liabilities	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Derivative financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
III.	FINANCIAL RISK MANAGEMENT	26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
IV.	IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS	28	Cash flow disclosures
		29	Current and non current assets held for sale and discontinued operations
		30	Related party transactions
		31	Principal subsidiaries

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 27, 2008.

II. ACCOUNTING POLICIES

A	Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.  The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

B	Group accounting

(1)	Subsidiary companies

Subsidiary companies are entities which are controlled by Tenaris as a result of its ownership of more than 50% of the voting rights or its ability to otherwise govern an entity’s financial and operating policies. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date that the Company ceases to have control.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

(2)	Associated companies

Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS. The Company’s pro-rata share of earnings in associated companies is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2007, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’ investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

C	Segment information

The Company is organized in three major business segments: Tubes, Projects and Other.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for energy and industrial applications.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Others segment includes the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed Tenaris’s internal requirements.

In May 2007, Tenaris acquired Hydril Company (“Hydril”), a company engaged in engineering, manufacturing and selling of premium connections and pressure control products for oil and gas drilling production. Hydril’s premium connections business was allocated to the Tubes segment and a new segment was initially created -Pressure Control- for Hydril’s pressure control business. On January 28, 2008, Tenaris entered into an agreement with General Electric Company (GE) to sell the pressure control business; in accordance with IFRS 5, the pressure control business has been disclosed as current and non current assets and liabilities held for sale and discontinued operations.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’ global operations. Generally, the functional currency of the Company’s subsidiaries is the respective local currency. Tenaris argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

•
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the rate of exchange rate versus the U.S. dollar;

•	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
•	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; and
•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Colombian subsidiaries and most of the Company’s distributing subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Other Financial results in the income statement.

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, Plant and Equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(“Borrowing Costs”) . Capital assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date. Any charges from such reviews are included in Cost of sales in the Income Statement.

Management’s reestimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2007.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expenses in the Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net assets acquired as part of business combinations determined mainly by independent valuation. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. No impairment losses related to goodwill were recorded by Tenaris during the three years covered by these Consolidated Financial Statements. In the event of impairment, reversals are not allowed. Goodwill is included in Intangible assets, net on the Balance Sheet.

Goodwill is allocated to cash-generating units (“CGU’s”) for the purpose of impairment testing. The allocation is made to those CGU expected to benefit from the business combination which generated the goodwill being tested.

Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 (“Business Combinations”) requires negative goodwill to be recognized immediately as a gain in the Income Statement.

Upon the adoption of IFRS 3, adopted together with the revised IAS 38 (“Intangible Assets”), and IAS 36 (“Impairment of Assets”), previously accumulated negative goodwill was required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the opening balance of the Company's equity at January 1, 2005.

(2)	Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Income Statement.

(3)	Licenses, patents, trademarks and proprietary technology

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 10 years.

Trademarks acquired through acquisitions amounting to $149.1 million at December 31, 2007, out of which $57.1 million are disclosed within current and non current assets held for sale, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the income statement as incurred. Research and development expenditures included in Cost of sales for the years 2007, 2006 and 2005 totaled $61.7 million , $46.9 million and $34.7 million, respectively.

(5)	Customer relationships and backlog acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships and backlog separately from goodwill attributable to the acquisition of Maverick and Hydril, as further disclosed in Note 27 (a) and (c).

Customer relationships are amortized using the straight-line method over a useful average life of approximately 14 years for Maverick and 10 years for Hydril.

Backlog refers to fair value calculated with the discounted cash flow method of agreements and/or relationships that effectively represent "pre-sold" business for Hydril pressure control. It is amortized using the straight-line method over a useful average life of approximately 2 years.

G	Impairment of non financial assets

In accordance with IFRS 3, IAS 36 and IAS 38, long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test for possible impairment whereas, the remaining long lived assets are tested whenever events or changes in circumstances indicate that the balance sheet carrying amount of the asset may not be recoverable.

To carry out these tests, assets are grouped into CGUs. The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at rates that reflect specific country and currency risks.

H	Other investments

Other investments consist primarily of investments in financial debt instruments.

All of Tenaris investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of the trade date, which is the date that Tenaris commits to purchase or sell the investment, and which is not significantly different from the actual settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the Income Statement.

Results from financial investments are recognized in Financial results in the income statement.

The fair values of quoted investments are based on current mid prices (see Section III. Financial Risk Management). If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques.

I	Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging.  An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J	Trade receivables

Trade receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the Balance Sheet, bank overdrafts are included in borrowings in current liabilities.

L	Shareholders’ Equity

(1)	Basis of presentation

The consolidated statement of changes in equity includes:
•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
•	The currency translation adjustment, other reserves, retained earnings and minority interest calculated in accordance with IFRS.

(2)	Share capital

Total ordinary shares issued and outstanding as of December 31, 2007, 2006 and 2005 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)	Dividends paid by the Company to shareholders

Dividends payable are recorded in the Company’s financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the Consolidated Financial Statements may not be wholly distributable (See Note 26).

M	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost.

N	Income Taxes – Current and Deferred

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “1929 Holding Billionaire Company”. Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including the Company- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to be settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those recognized deferred tax assets against such income.

O	Employee-related liabilities

(a)	Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian and Mexican subsidiaries.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds or to maintain the contributions within the company. If the employee chooses to make contributions to the external funds Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the abovementioned, the structure of the plan could be changed from a defined benefit plan to a defined contribution plan effective from the date of the choice, but only limited to the contributions of 2007 onwards.

(b)	Defined benefit pension obligations

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement, termination and other benefits.

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors.

Benefits provided under one of Tenaris’ plans are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

In one of its Canadian subsidiaries, Tenaris sponsors funded and unfunded non-contributory defined benefit pension plans. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary. In addition Tenaris provides an unfunded non-contributory post-employment benefits plan to retirees from salaried employment.

Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as “funded” under IFRS definitions.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

(c)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(d)	Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders.

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2007, is $8.1 million. As of December 31, 2007, Tenaris has recorded a total liability of $11.1 million, based on actuarial calculations provided by independent advisors.

P	Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q	Provisions and other liabilities

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S	Revenue recognition

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries.

The Pressure Control business (disclosed as discontinued operations) and industrial equipment (included in Other segment) recognize revenues from long term contracts. These contracts are recognized using the percentage of completion method measured by the percentage of costs incurred to estimated final costs.

Other revenues earned by Tenaris are recognized on the following bases:
•	Interest income: on the effective yield basis.
•	Dividend income from investments in other companies: when Tenaris’ right to collect is established.

T	Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the income statement.

U	Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V	Derivative financial instruments

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. This result has been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, including the effects of changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For a portion of the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A. FINANCIAL RISK FACTORS

(i)	Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises all financial borrowings and “equity” is the sum of financial borrowings and shareholders’ equity) is 0.35 as of December 31, 2007, in comparison with 0.39 as of December 31, 2006. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)	Foreign exchange rate risk management

Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. Since the functional currency of the Company is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is to reduce the risk caused by changes in exchange rates against US dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative Financial Instruments).

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The following table shows a breakdown of Tenaris’ assessed long / (short) balance sheet exposure to currency risk as of December 31, 2007, including the effect of forward exchange rate contracts in place. These balances include intercompany positions where the intervening parties have different functional currencies.

Exposure to	Functional Currency
in thousand $	USD	EUR		MXN		BRL	JPY	CAD	RON	VEB	CNY	Other
USD	(n/a )	(236,608)		(278,948)		209,932	145,438	4,522	(58,354)	(38,811)	(31,755)	(749)
EUR	44,256	(n/a	)	1,486		11,218	(213)	(799)	(19,681)	(3,832)	(180)	-
MXN	2,283	-		(n/a	)	-	-	-	-	-	-	-
JPY	439	-		-		-	(n/a )	(10)	-	-	(107)	-
CAD	(62,657)	256		663		-	(40)	(n/a )	-	-	-	-
RON	(19,208)	-		-		-	-	-	(n/a )	-	-	-
VEB	16,338	-		-		-	-	-	-	(n/a )	-	-
ARS	(156,359)	-		-		-	-	-	-	-	-	-
GBP	14,330	1,405		6		9	256	(8)	1,667	-	-	-
Other	(1,125)	-		-		-	19	-	-	-	-	-

The Company estimates that the impact under IFRS in the net exposure of a simultaneous +/- 1% favorable / unfavorable movement in the main exchange rates would result in a maximum pre-tax gain / loss of approximately +/- $13.4 million for 2007 as compared with a maximum pre-tax gain / loss of approximately +/- $13.7 million for 2006. Considering the above mentioned assumptions the maximum effect in shareholder’s equity originated in monetary assets and liabilities would result in approximately $5.9 million and $6.3 million for 2007 and 2006 respectively.

Additionally, the Company has an embedded derivative related to a ten year steel supply agreement contracted by a Canadian subsidiary of an amount of $292 million. The company estimates that the impact of +/- 1% favorable / unfavorable movement in the exchange rate would result in a maximum pre-tax gain / loss of approximately +/- $2.9 million.

(iii)	Interest rate risk management

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost - efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Tenaris has entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end (see Note 25 - Derivative financial instruments)

	As of 31 December,
	2007		2006
	Amount in million	Percentage	Amount in million	Percentage
Fixed rate	282.9	7%	242.5	7%
Variable rate	3,737.3	93%	3,408.7	93%

(iv)	Concentration of credit risk

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2007 and 2006.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

Derivative counterparties and cash transactions are limited to high credit quality financial institutions normally investment grade.  More than 98.6% of Tenaris’ cash equivalents and short term investments correspond to Investment Grade-rated instruments as of December 31, 2007, in comparison with 98.1% as of December 31, 2006.

(v)	Liquidity risk

Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations.  Tenaris also has lines of credit and access to market for short-term working capital needs.

B. Fair value estimation

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value is considered. Since most of the Company’s cash and marketable securities are short-term instruments, a change of 50 basis points in the reference interest rates would not have a significant impact in the fair value of financial assets.

Tenaris’ borrowings are accounted for at its amortized cost. Most borrowings are comprised of variable rate debt with a short term portion where interest has already been fixed. Tenaris estimate that the fair value of its main financial liabilities is approximately 100.4% in 2007 of its carrying amount including interests accrued as compared with 101.2% in 2006. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2007. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Specific derivative instruments are priced using valuation tools in order to obtain market values.

C. Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. This includes exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Income Statement.

Tenaris designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2007, the effective portion of designated cash flow hedges amounts to $8.5 million and is included in Other Reserves in equity (see Note 25 Derivative Financial Instruments).

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Standards early adopted by Tenaris

Tenaris early adopted IFRS 8 “Operating Segments” as from January 1, 2006, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

Interpretations and amendments to published standards effective in 2007

(a)	IFRS 7, Financial Instruments: Disclosure

IFRS 7 introduces new disclosures about financial instruments. Tenaris has applied IFRS 7 for annual periods beginning on January 1, 2007.

(b)	Amendment to IAS 1, Presentation of financial statements – Capital disclosure

IAS 1 amendment requires new disclosures related to managing capital. Tenaris has applied this amendment for annual periods beginning on January 1, 2007.

(c)	IFRIC 9, Reassessment of Embedded Derivatives

IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a significant change in the terms of the contract. The application of this IFRIC from January 1, 2007 did not have a material impact in the Company’s financial statements.

(d)	IFRIC 10, Interim Financial Reporting and Impairment

Under this interpretation, no reversal to an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost is allowed. The application of this IFRIC from January 1, 2007 did not have a material impact in the Company’s financial statements.

Management assessed the relevance of other new standards, amendments or interpretations effective for December, 2007 year-end and concluded that they are not relevant to Tenaris.

Interpretations and amendments to published standards that are not yet effective and have not been early adopted

(a)	IAS 1 Revised, Presentation of Financial Statements

IAS 1 (effective from January 1, 2009) has been revised to enhance the usefulness of information presented in the financial statements. The principal changes, among others, are: the introduction of a new statement of comprehensive income; additional disclosures about income tax, relating to each component of other comprehensive income; the introduction of new terminology, although not obligatory. Tenaris will apply IAS 1 Revised for annual periods beginning on January 1, 2009.

(b)	IAS 23 Revised, Borrowing Costs

IAS 23 (effective from January 1, 2009) eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. These amendments apply to borrowing costs incurred on qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Tenaris will apply IAS 23 Revised for annual periods beginning on January 1, 2009.

(c)	IFRIC 14 – IAS 19, The limit on a Defined Benefit Asset, minimum funding requirements and their interaction

IFRIC 14 (effective from January 1, 2008) provides guidance on assessing the limit in IAS 19, on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. Tenaris will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on its accounts.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2007
Net sales	8,552,641	876,289	613,078	-	10,042,008	238,220
Cost of sales	(4,427,868)	(620,836)	(467,063)	-	(5,515,767)	(157,356)
Gross profit	4,124,773	255,453	146,015	-	4,526,241	80,864
Selling, general and administrative expenses	(1,391,114)	(94,702)	(88,133)		(1,573,949)	(36,441)
Other operating income (expenses), net	(19,731)	24,089	575	-	4,933	(431)
Operating income	2,713,928	184,840	58,457	-	2,957,225	43,992
Segment assets	12,453,156	1,085,254	545,663	509,354	14,593,427	651,160
Segment liabilities	6,727,523	579,376	140,796	-	7,447,695	267,042
Capital expenditures	404,545	17,969	16,822	-	439,336	8,581

Depreciation and amortization	446,050	19,563	26,489	-	492,102	22,718

Year ended December 31, 2006
Net sales	6,826,868	453,536	447,341	-	7,727,745	503,051
Cost of sales	(3,234,015)	(326,402)	(323,809)	-	(3,884,226)	(486,312)
Gross profit	3,592,853	127,134	123,532	-	3,843,519	16,739
Selling, general and administrative expenses	(923,328)	(71,546)	(59,932)	-	(1,054,806)	(8,025)
Other operating income (expenses), net	1,022	749	2,002	-	3,773	2,469
Operating income	2,670,547	56,337	65,602	-	2,792,486	11,183
Segment assets	10,807,345	803,060	561,879	422,958	12,595,242	-
Segment liabilities	6,242,969	448,493	202,150	-	6,893,612	-
Capital expenditures	408,965	23,979	7,507	-	440,451	1,021

Depreciation and amortization	220,368	19,345	13,394	-	253,107	1,897

Year ended December 31, 2005
Net sales	5,127,984	789,989	291,818	-	6,209,791	526,406
Cost of sales	(2,724,550)	(520,404)	(184,411)	-	(3,429,365)	(513,393)
Gross profit	2,403,434	269,585	107,407	-	2,780,426	13,013
Selling, general and administrative expenses	(699,817)	(88,422)	(44,076)	-	(832,315)	(10,259)
Other operating income (expenses), net	(1,908)	(1,587)	1,296	-	(2,199)	(220)
Operating income	1,701,709	179,576	64,627	-	1,945,912	2,534
Segment assets	5,404,745	540,187	356,843	257,234	6,559,009	147,019
Segment liabilities	2,414,899	212,917	178,049	-	2,805,865	124,290
Capital expenditures	252,974	25,101	5,020	-	283,095	1,379

Depreciation and amortization	182,478	15,545	13,690	-	211,713	2,514

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to the Tubes segment for $109,574, $88,118 and $41,163 in 2007, 2006 and 2005, respectively.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2007
Net sales	3,187,753	2,352,975	1,707,788	2,093,916	699,576	-	10,042,008	238,220
Total assets	7,471,569	3,342,206	2,315,187	507,331	447,780	509,354	14,593,427	651,160
Trade receivables	418,081	344,743	435,384	455,965	94,660	-	1,748,833	79,220
Property. plant and equipment, net	1,349,863	906,211	913,642	4,672	94,619	-	3,269,007	63,629
Capital expenditures	149,434	149,355	112,165	1,879	26,503	-	439,336	8,581

Depreciation and amortization	283,358	110,389	87,311	1,139	9,905	-	492,102	22,718

Year ended December 31, 2006
Net sales	2,182,936	1,520,210	1,398,458	1,957,707	668,434	-	7,727,745	503,051
Total assets	6,334,227	2,780,977	2,045,856	623,572	387,652	422,958	12,595,242	-
Trade receivables	425,734	189,779	392,060	519,022	98,646	-	1,625,241	-
Property. plant and equipment, net	1,209,277	864,425	787,058	2,813	75,668	-	2,939,241	-
Capital expenditures	121,976	145,956	137,608	367	34,544	-	440,451	1,021

Depreciation and amortization	98,967	90,224	57,037	780	6,099	-	253,107	1,897

Year ended December 31, 2005
Net sales	1,708,126	1,823,735	1,043,801	959,020	675,109	-	6,209,791	526,406
Total assets	2,213,075	2,089,419	1,355,615	289,363	354,303	257,234	6,559,009	147,019
Trade receivables	310,153	358,859	147,983	255,379	134,402	-	1,206,776	117,395
Property. plant and equipment, net	787,937	740,391	643,656	3,583	49,235	-	2,224,802	5,236
Capital expenditures	64,274	109,180	103,286	1,498	4,857	-	283,095	1,379

Depreciation and amortization	49,038	87,430	68,608	404	6,233	-	211,713	2,514

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Venezuela; “Europe” comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Egypt, Nigeria, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China, Indonesia, Japan and South Korea.

(*) Corresponds to Pressure Control (year 2007) and Dalmine Energie (year 2006 and 2005) operations (See Note 29).

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005

Inventories at the beginning of the year	2,372,308	1,376,113	1,269,470

Plus: Charges of the year
Raw materials, energy, consumables and other	4,183,577	3,514,396	2,954,580
Increase in inventory due to business combinations	152,500	592,341	5,500
Services and fees	392,531	384,223	324,799
Labor cost	766,173	512,854	420,714
Depreciation of property, plant and equipment	263,813	187,564	182,696
Amortization of intangible assets	1,737	2,738	5,025
Maintenance expenses	180,502	120,664	99,171
Provisions for contingencies	3,191	(87)	200
Allowance for obsolescence	24,371	(8,006)	20,303
Taxes	7,651	4,568	3,170
Other	82,453	55,478	33,243
	6,058,499	5,366,733	4,049,401
Deconsolidation / Transfer to assets held for sale	(158,828)	-	-
Less: Inventories at the end of the year	(2,598,856)	(2,372,308)	(1,376,113)
	5,673,123	4,370,538	3,942,758
From Discontinued operations	(157,356)	(486,312)	(513,393)
	5,515,767	3,884,226	3,429,365

3	Selling, general and administrative expense

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Services and fees	193,389	133,304	122,953
Labor cost	402,919	279,768	214,216
Depreciation of property, plant and equipment	13,272	9,926	10,319
Amortization of intangible assets	235,998	54,776	16,187
Commissions, freight and other selling expenses	462,640	361,655	298,101
Provisions for contingencies	30,738	13,881	14,855
Allowances for doubtful accounts	5,035	1,199	7,069
Taxes	147,326	122,789	93,782
Other	119,073	85,533	65,092
	1,610,390	1,062,831	842,574
From Discontinued operations	(36,441)	(8,025)	(10,259)
	1,573,949	1,054,806	832,315

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Wages, salaries and social security costs	1,139,587	778,573	622,523
Employees' severance indemnity	10,931	11,588	10,617
Pension benefits - defined benefit plans	7,454	2,461	1,790
Employee retention and long term incentive program	11,120	-	-
	1,169,092	792,622	634,930
From Discontinued operations	(43,058)	(4,898)	(5,356)
	1,126,034	787,724	629,574

At the year-end, the number of employees was 23,372 in 2007, 21,751 in 2006 and 17,693 in 2005.

5	Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2007	2006	2005
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	2,611	1,611	1,966
	Net income from other sales	21,957	4,512	5,767
	Net income from sale of investments	-	6,933	-
	Net rents	2,437	2,490	2,501
	Fintecna arbitration award, net of legal expenses, related to BHP proceedings	-	-	1,752
	Other	1,834	-	410
		28,839	15,546	12,396
	From Discontinued operations	(135)	(2,469)	-
		28,704	13,077	12,396
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	2,283	4,463	2,532
	Provisions for legal claims and contingencies	(51)	-	8,694
	Loss on fixed assets and material supplies disposed / scrapped	5,742	4,145	2,146
	Settlement of outstanding redemptions on Maverick’s 2005 notes	10,275	-	-
	Loss from natural disasters	5,693	-	-
	Allowance for doubtful receivables	395	(375)	1,443
	Other	-	1,071	-
		24,337	9,304	14,815
	From Discontinued operations	(566)	-	(220)
		23,771	9,304	14,595

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2007	2006	2005
Interest income	93,458	61,401	24,268
Interest expense	(275,763)	(93,638)	(53,504)
Interest net	(182,305)	(32,237)	(29,236)

Net foreign exchange transaction results and changes in fair value of derivative instruments	(10,782)	29,129	(86,618)
Other	(11,969)	(1,828)	6,116
Other financial results	(22,751)	27,301	(80,502)

Net financial results	(205,056)	(4,936)	(109,738)

From Discontinued operations	46	(16)	1,152
	(205,010)	(4,952)	(108,586)

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

7	Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
From associated companies	94,888	95,260	117,003
Gain on sale of associated companies and other	18,388	(593)	374
	113,276	94,667	117,377

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Current tax	936,831	897,427	637,623
Deferred tax	(97,799)	(17,386)	(61,837)
	839,032	880,041	575,786
Effect of currency translation on tax base (a)	(5,654)	(6,060)	(7,033)
	833,378	873,981	568,753
From Discontinued operations	(9,454)	(4,004)	(1,385)
	823,924	869,977	567,368
The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Income before income tax	2,865,491	2,882,201	1,954,703

Tax calculated at the tax rate in each country	844,191	901,580	591,167
Non taxable income / Non deductible expenses	2,860	(32,562)	(32,807)
Changes in the tax rates in Italy, Colombia and Canada	(27,479)	-	-
Effect of currency translation on tax base (a)	(5,654)	(6,060)	(7,033)
Effect of taxable exchange differences	11,660	10,069	17,087
Utilization of previously unrecognized tax losses	(1,654)	(3,050)	(1,046)

Tax charge	823,924	869,977	567,368

(a)
Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax basis of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2007	2006	2005
Net income attributable to equity holders	1,923,748	1,945,314	1,277,547
Weighted average number of ordinary shares in issue	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share	1.63	1.65	1.08
Basic and diluted earnings per ADS	3.26	3.30	2.16
Dividends paid	(507,631)	(204,233)	(349,439)
Dividends per share	0.43	0.17	0.30
Dividends per ADS	0.86	0.35	0.59

Net income from discontinued operations	34,492	47,180	(3)
Basic and diluted earnings per share	0.03	0.04	0.00
Basic and diluted earnings per ADS	0.06	0.08	0.00

On November 7, 2007, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 22, 2007, with an ex-dividend date of November 19.

On June 6, 2007, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

On June 7, 2006, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share. Tenaris paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. In the aggregate, the interim dividend paid in November 2005 and the balance paid in June 2006 amounted to approximately $354 million.

The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April 26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above have been adjusted for this change in the conversion ratio.

10	Property, plant and equipment, net

Year ended December 31, 2007	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341
Translation differences	19,840	184,258	4,845	20,324	1,345	230,612
Additions	10,502	12,321	2,753	393,579	6,417	425,572
Disposals / Consumptions	(9,289)	(37,596)	(8,230)	-	(1,113)	(56,228)
Transfers / Reclassifications	48,939	393,632	23,587	(473,857)	770	(6,929)
Increase due to business combinations (see Note 27)	55,551	81,418	6,973	8,598	-	152,540
Deconsolidation / Transfer to assets held for sale	(42,358)	(86,819)	(10,622)	(14,468)	(13)	(154,280)
Values at the end of the year	626,132	6,539,180	187,479	327,019	35,818	7,715,628

Depreciation
Accumulated at the beginning of the year	146,941	3,917,941	112,900	-	7,318	4,185,100
Translation differences	4,842	84,371	3,400	-	417	93,030
Depreciation charge	17,259	233,637	24,936	-	1,253	277,085
Transfers / Reclassifications	4	(1,418)	(4,724)	-	1,483	(4,655)
Disposals / Consumptions	(2,382)	(24,310)	(5,992)	-	-	(32,684)
Deconsolidation / Transfer to assets held for sale	(18,882)	(45,523)	(6,850)	-	-	(71,255)
Accumulated at the end of the year	147,782	4,164,698	123,670	-	10,471	4,446,621
At December 31, 2007	478,350	2,374,482	63,809	327,019	25,347	3,269,007

Year ended December 31, 2006	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639
Translation differences	9,741	124,256	3,784	16,450	1,047	155,278
Additions	6,527	14,030	931	387,516	5,400	414,404
Disposals / Consumptions	(11,842)	(34,608)	(5,434)	(21)	(12,559)	(64,464)
Transfers / Reclassifications	12,633	171,274	19,505	(211,450)	7,731	(307)
Increase due to business combinations (see Note 27)	126,003	277,066	26,581	27,557	3,730	460,937
Deconsolidation / Transfer to assets held for sale	(8,306)	(2,233)	(3,509)	(924)	(1,174)	(16,146)
Values at the end of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341

Depreciation
Accumulated at the beginning of the year	136,231	3,700,676	100,823	-	6,871	3,944,601
Translation differences	1,865	56,212	2,197	-	330	60,604
Depreciation charge	11,094	174,279	11,332	-	785	197,490
Transfers / Reclassifications	(733)	(2,723)	3,470	-	(14)	-
Disposals / Consumptions	(38)	(8,941)	(2,865)	-	(3)	(11,847)
Deconsolidation / Transfer to assets held for sale	(1,478)	(1,562)	(2,057)	-	(651)	(5,748)
Accumulated at the end of the year	146,941	3,917,941	112,900	-	7,318	4,185,100
At December 31, 2006	396,006	2,074,025	55,273	392,843	21,094	2,939,241

Property, plant and equipment include capitalized interest for net amounts at December 31, 2007 and 2006 of $2,943 and $2,854, respectively.

11	Intangible assets, net

Year ended December 31, 2007	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total
Cost
Values at the beginning of the year	155,155	103,140	1,227,720	1,493,800	2,979,815
Translation differences	6,988	1,297	13,188	77,526	98,999
Additions	22,174	171	-	-	22,345
Increase due to business combinations (see Note 27)	1,600	497,780	1,042,015	593,800	2,135,195
Transfers	1,004	5,925	-	-	6,929
Reclassifications	-	460	(11,758)	231	(11,067)
Disposals	(506)	(209)	-	-	(715)
Deconsolidation / Transfer to assets held for sale	(342)	(108,041)	(122,128)	(93,351)	(323,862)
Values at the end of the year	186,073	500,523	2,149,037	2,072,006	4,907,639

Amortization and impairment
Accumulated at the beginning of the year	95,079	12,761	-	27,477	135,317
Translation differences	5,537	903	-	3,189	9,629
Amortization charge	23,819	56,423	-	157,493	237,735
Transfers	-	4,655	-	-	4,655
Disposals	(9)	(209)	-	-	(218)
Deconsolidation / Transfer to assets held for sale	(262)	(7,333)	-	(14,236)	(21,831)
Accumulated at the end of the year	124,164	67,200	-	173,923	365,287
At December 31, 2007	61,909	433,323	2,149,037	1,898,083	4,542,352

Year ended December 31, 2006	Information system projects	Licenses, patents and trademarks	Goodwill (**)	Customer relationships	Total
Cost
Values at the beginning of the year	129,417	10,285	113,433	-	253,135
Translation differences	5,649	1,000	-	-	6,649
Additions	26,137	931	-	-	27,068
Increase due to business combinations (see Note 27)	11,811	97,900	1,114,287	1,493,800	2,717,798
Transfers / Reclassifications	307	-	-	-	307
Disposals	(1,165)	(18)	-	-	(1,183)
Deconsolidation / Transfer to assets held for sale	(17,001)	(6,958)	-	-	(23,959)
Values at the end of the year	155,155	103,140	1,227,720	1,493,800	2,979,815

Amortization and impairment
Accumulated at the beginning of the year	85,164	8,872	-	-	94,036
Translation differences	4,175	1,131	-	-	5,306
Amortization charge	20,746	9,291	-	27,477	57,514
Transfers / Reclassifications	-	-	-	-	-
Disposals	(1,035)	(18)	-	-	(1,053)
Deconsolidation / Transfer to assets held for sale	(13,971)	(6,515)	-	-	(20,486)
Accumulated at the end of the year	95,079	12,761	-	27,477	135,317
At December 31, 2006	60,076	90,379	1,227,720	1,466,323	2,844,498

(*)   Includes Proprietary Technology.
(**) Goodwill at December 31, 2007 and December 31, 2006 corresponds principally to the Tubes segment.

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2007	2006
South America	190,778	94,641
Europe	769	769
North America	1,957,490	1,132,310
	2,149,037	1,227,720

Impairment tests for goodwill

Goodwill is tested at the level of the CGUs. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, Tenaris uses projections for the next 10 years based on past performance and expectations of market development. After the tenth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on Tenaris’ weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 10% to 15%.

No impairment charge resulted from the tests performed.

12	Investments in associated companies

	Year ended December 31,
	2007	2006
At the beginning of the year	422,958	257,234
Translation differences	3,595	(4,016)
Equity in earnings of associated companies	94,888	95,260
Dividends and distributions received	(12,170)	-
Reorganization of Dalmine Energie, Lomond and others	83	10,014
Capitalization of convertible loan in Amazonia	-	40,505
Increase in equity reserves in Ternium	-	23,961

At the end of the year	509,354	422,958

The principal associated companies are:

		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2007	2006	2007	2006
Ternium S.A.	Luxembourg	11.46%	11.46%	487,705	408,044
Dalmine Energie S.p.A.	Italy	0.00%	25.00%	-	8,402
Others	-	-	-	21,649	6,512
				509,354	422,958

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.		Dalmine Energie S.p.A. (a)
	2007	2006	2007	2006
Non-current assets	8,619,297	6,117,284	-	9,174
Current assets	5,148,013	2,653,255	-	227,394
Total assets	13,767,310	8,770,539	-	236,568
Non-current liabilities	5,415,071	1,875,894	-	5,017
Current liabilities	1,985,349	1,407,504	-	197,944
Total liabilities	7,400,420	3,283,398	-	202,961
Minority interest	1,914,210	1,729,583	-	-
Revenues	8,184,381	6,565,582	-	77,847
Gross profit	2,388,341	2,268,603	-	4,271
Net income for the period attributable to equity holders of the company	784,490	795,424	-	7,785

(a) Corresponds to the result of the one month period ended December 31, 2006.

13	Other investments – non current

	Year ended December 31,
	2007	2006
Deposits with insurance companies	14,661	13,937
Investments in other companies	12,568	12,724
Others	8,274	173
	35,503	26,834

14           Receivables – non current

	Year ended December 31,
	2007	2006
Government entities	5,637	5,798
Employee advances and loans	10,464	7,768
Tax credits	13,547	11,640
Trade receivables	1,135	1,144
Receivables from related parties	633	2,829
Receivables on off- take contract	4,439	8,377
Legal deposits	19,724	2,182
Derivative financial instruments	9,677	414
Other	9,065	15,206
	74,321	55,358
Allowances for doubtful accounts (see Note 23 (i))	(10,583)	(14,120)
	63,738	41,238

15	Inventories

	Year ended December 31,
	2007	2006
Finished goods	1,050,634	1,060,322
Goods in process	544,020	430,828
Raw materials	402,476	421,322
Supplies	389,188	328,324
Goods in transit	314,749	210,985
	2,701,067	2,451,781
Allowance for obsolescence (Note 24 (i))	(102,211)	(79,473)
	2,598,856	2,372,308

16	Receivables and prepayments

	Year ended December 31,
	2007	2006
Prepaid expenses and other receivables	37,727	59,346
Government entities	3,225	1,951
Employee advances and loans	10,886	8,677
Advances to suppliers and other advances	58,701	124,900
Government tax refunds on exports	34,519	33,387
Receivables from related parties	35,551	19,160
Derivative financial instruments	5,581	1,498
Miscellaneous	43,504	31,497
	229,694	280,416
Allowance for other doubtful accounts (see Note 24 (i))	(7,284)	(7,784)
	222,410	272,632

17	Current tax assets

	Year ended December 31,
	2007	2006
V.A.T. credits	126,674	123,366
Prepaid taxes	116,083	79,352
	242,757	202,718

18	Trade receivables

	Year ended December 31,
	2007	2006
Current accounts	1,651,012	1,544,202
Notes receivables	104,747	83,906
Receivables from related parties	17,604	19,919
	1,773,363	1,648,027
Allowance for doubtful accounts (see Note 24 (i))	(24,530)	(22,786)
	1,748,833	1,625,241

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2007
Guaranteed	886,970	746,722	97,407	42,841
Not guaranteed	886,393	704,031	158,735	23,627
Guaranteed and not guaranteed	1,773,363	1,450,753	256,142	66,468
Allowance for doubtful accounts	(24,530)	-	(789)	(23,741)
Net Value	1,748,833	1,450,753	255,353	42,727

At December 31, 2006
Guaranteed	671,260	607,343	55,358	8,559
Not guaranteed	976,767	786,015	170,659	20,093
Guaranteed and not guaranteed	1,648,027	1,393,358	226,017	28,652
Allowance for doubtful accounts	(22,786)	-	-	(22,786)
Net Value	1,625,241	1,393,358	226,017	5,866

No material financial assets that are fully performing have been renegotiated in the last year.

19	Cash and cash equivalents, and Other investments

	Year ended December 31,
	2007	2006
Other investments
Financial assets	87,530	183,604

Cash and cash equivalents
Cash and short - term liquid investments	962,497	1,372,329

20	Borrowings

	Year ended December 31,
	2007	2006
Non-Current
Bank borrowings	2,858,122	2,823,052
Other loans	24,071	50,479
Finance lease liabilities	1,067	4,565
Costs of issue of debt	(13,794)	(21,050)
	2,869,466	2,857,046
Current
Bank Borrowings	1,119,004	707,610
Other loans	32,521	83,942
Bank Overdrafts	8,194	7,300
Finance lease liabilities	696	1,384
Costs of issue of debt	(9,636)	(6,039)
	1,150,779	794,197
Total Borrowings	4,020,245	3,651,243

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2007
Financial lease	696	524	269	106	168	-	1,763
Other borrowings	1,150,083	1,855,887	503,503	441,345	45,850	21,814	4,018,482
Total borrowings	1,150,779	1,856,411	503,772	441,451	46,018	21,814	4,020,245

Interest to be accrued	208,443	130,034	55,227	26,784	1,781	4,067	426,336
Total borrowings plus interest to be accrued	1,359,222	1,986,445	558,999	468,235	47,799	25,881	4,446,581

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Maturity
May 2007	Tenaris	Syndicated	1,000.0	1,000.0	May 2009 (*)
October 2006	Siderca	Syndicated	480.5	416.6	October 2009
March 2005	Tamsa	Syndicated	300.0	300.0	March 2010
October 2006	Tamsa	Syndicated	700.0	622.2	October 2011
October 2006	Maverick	Syndicated	750.0	536.8	October 2011
October 2006	Dalmine	Syndicated	150.0	133.3	October 2011
May 2007	Hydril	Syndicated	300.0	300.0	May 2012

(*)At the company’s option this loan may be extended at a market rate until May 2012 notifying the agent at least three labor days before original maturity.

The main covenants on these loan agreements are stated in Note 27 a) and c).

Tenaris’ consolidated debt includes $90 million of Dalmine and $21 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2007, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2007 and 2006.  The changes in interest rate are basically due to changes in floating interest rate.

	2007	2006
Bank borrowings	5.80%	6.12%
Other loans	5.50%	5.50%
Finance lease liabilities	2.52%	3.71%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2007	2006
USD	Variable	3,448,850	3,140,894
USD	Fixed	18	10,289
EUR	Variable	34,268	40,462
EUR	Fixed	6,772	6,246
JPY	Fixed	-	11,854
BRS	Variable	20,596	25,938
		3,510,504	3,235,683
Less: Current portion of medium and long - term loans		(652,382)	(412,631)
Total non current bank borrowings		2,858,122	2,823,052

Non current other loans

		Year ended December 31,
Currency	Interest rates	2007	2006
COP	Variable	-	622
USD	Variable	26,412	52,853
		26,412	53,475
Less: Current portion of medium and long - term loans		(2,341)	(2,996)
Total non current other loans		24,071	50,479

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Fixed	367	79
EUR	Variable	66	-
COP	Variable	74	185
USD	Fixed	14	-
JPY	Fixed	1,242	5,685
		1,763	5,949
Less: Current portion of medium and long - term loans		(696)	(1,384)
Total non current finance leases		1,067	4,565

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2007	2006
Property, plant and equipment mortgages	366,960	554,078

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2007	2006
USD	Variable	626,946	456,954
USD	Fixed	194,098	202,620
EUR	Variable	209,418	23,365
EUR	Fixed	1,432	1,146
JPY	Fixed	-	11,854
BRS	Variable	6,665	8,255
ARS	Fixed	32,383	-
NGN	Fixed	-	3,403
MXN	Fixed	40,981	-
VEB	Fixed	7,081	13
Total current bank borrowings		1,119,004	707,610

Bank overdrafts

	Year ended December 31,
Currency	2007	2006
USD	260	1,855
EUR	40	2,558
ARS	5,523	1,839
VEB	57	-
CAD	9	864
NOK	-	182
NGN	2,187	-
COP	116	-
RON	2	2
Total current bank overdrafts	8,194	7,300

Current other loans

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Variable	28,920	73,183
USD	Variable	3,530	10,251
USD	Fixed	-	462
COP	Variable	-	46
AED	Variable	71	-
Total Current other loans		32,521	83,942

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Fixed	173	21
EUR	Variable	24	-
COP	Variable	74	121
JPY	Fixed	420	1,242
USD	Fixed	5	-
Total current finance leases		696	1,384

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2007	2006
At the beginning of the year	700,304	158,521
Translation differences	27,666	2,570
Increase due to business combinations	353,845	560,450
Deconsolidation / Transfer to held for sale	(68,086)	2,971
Income statement credit	(97,799)	(17,386)
Effect of currency translation on tax base	(5,654)	(6,060)
Deferred employees' statutory profit sharing charge	12,970	(762)
At the end of the year	923,246	700,304

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	317,148	51,367	623,430	991,945
Translation differences	14,411	139	20,876	35,426
Increase due to business combinations	14,668	8,467	365,633	388,768
Deconsolidation / Transfer to held for sale	(4,641)	(7,611)	(63,661)	(75,913)
Income statement charge / (credit)	(41,127)	(12,742)	(52,521)	(106,390)
At December 31,2007	300,459	39,620	893,757	1,233,836

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	227,370	45,600	80,425	353,395
Translation differences	6,670	(308)	131	6,493
Increase due to business combinations	75,455	2,286	581,097	658,838
Deconsolidation / Transfer to held for sale	-	(6)	(163)	(169)
Income statement charge / (credit)	7,653	3,795	(38,060)	(26,612)
At December 31,2006	317,148	51,367	623,430	991,945

(a) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)
Translation differences	(4,815)	(1,033)	(436)	(1,476)	(7,760)
Increase due to business combinations	(29,919)	(3,235)	(235)	(1,534)	(34,923)
Deconsolidation / Transfer to assets held for sale	9,655	3,321	51	(5,200)	7,827
Income statement charge / (credit)	20,612	138	2,858	(7,701)	15,907
At December 31, 2007	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)
Translation differences	(2,342)	(179)	(577)	(825)	(3,923)
Increase due to business combinations	(7,005)	(3,137)	(1,112)	(87,134)	(98,388)
Deconsolidation / Transfer to assets held for sale	975	-	-	2,165	3,140
Income statement charge / (credit)	(1,267)	(65,313)	10,048	58,936	2,404
At December 31, 2006	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2007	2006
Deferred tax assets	(310,590)	(291,641)
Deferred tax liabilities	1,233,836	991,945
	923,246	700,304

 The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2007	2006
Deferred tax assets to be recovered after more than 12 months	(74,741)	(79,811)
Deferred tax liabilities to be recovered after more than 12 months	1,214,468	849,730

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2007	2006
Employee liabilities
Employee's statutory profit sharing	51,217	64,196
Employee severance indemnity	59,862	67,598
Pension benefits	41,877	36,067
Employee retention and long term incentive program	11,120	-
	164,076	167,861

Taxes payable	8,723	8,842
Miscellaneous (*)	12,611	10,021
	21,334	18,863
	185,410	186,724

(*) For 2007 and 2006 includes $45 and $110 of Derivative financial instruments, respectively.

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2007	2006
Total included in non - current Employee liabilities	59,862	67,598

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2007	2006	2005
Current service cost	7,877	8,737	7,846
Interest cost	3,054	2,851	2,771
Total included in Labor costs	10,931	11,588	10,617

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2007	2006	2005
Discount rate	4% - 5%	4% - 5%	5%
Rate of compensation increase	2% - 4%	2% - 4%	4%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2007	2006
Present value of unfunded obligations	55,014	41,156
Unrecognized actuarial losses	(13,137)	(5,089)
Liability in the balance sheet	41,877	36,067

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2007	2006	2005
Current service cost	5,248	1,400	544
Interest cost	6,421	2,185	917
Net actuarial (losses) gains recognized in the year	(4,215)	(1,124)	329
Total included in Labor costs	7,454	2,461	1,790

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2007	2006
At the beginning of the year	36,067	10,788
Translation differences	3,864	(654)
Transfers and new participants of the plan	(417)	992
Total expense	7,454	2,461
Contributions paid	(11,272)	(2,696)
Increase due to business combinations	8,631	25,307
Deconsolidation / Transfer to held for sale	(2,450)	(131)
At the end of the year	41,877	36,067

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2007	2006	2005
Discount rate	5% - 7%	5% - 7%	7%
Rate of compensation increase	2% - 5%	2% - 5%	2%

(ii)	Other liabilities – current

	Year ended December 31,
	2007	2006
Payroll and social security payable	187,851	148,146
Liabilities with related parties	7,846	2,237
Derivative financial instruments	15,506	2,090
Miscellaneous	41,001	35,228
	252,204	187,701

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2007	2006
Values at the beginning of the year	(14,120)	(15,450)
Translation differences	141	153
Reversals / Additional allowances	(558)	(15)
Used	3,954	1,192
At December 31,	(10,583)	(14,120)

(ii)	Liabilities

	Year ended December 31,
	2007	2006
Values at the beginning of the year	92,027	43,964
Translation differences	6,747	2,999
Increase due to business combinations	2,997	11,394
Deconsolidation / Transfer to held for sale	(780)	-
Reversals / Additional provisions	22,393	12,146
Reclassifications	(4,534)	31,910
Used	(20,938)	(10,386)
At December 31,	97,912	92,027

24	Current allowances and provisions

(i)	Deducted from assets

Year ended December 31, 2007	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(22,786)	(7,784)	(79,473)
Translation differences	(1,383)	(385)	(3,949)
Increase due to business combinations	(1,222)	(534)	(13,517)
Deconsolidation / Transfer to assets held for sale	904	1	14,308
Reversals / Additional allowances	(5,065)	193	(24,371)
Reclassifications	-	-	(3,527)
Used	5,022	1,225	8,318
At December 31, 2007	(24,530)	(7,284)	(102,211)

Year ended December 31, 2006
Values at the beginning of the year	(24,962)	(13,087)	(85,750)
Translation differences	(1,274)	(575)	(4,151)
Increase due to business combinations	(1,673)	(188)	(253)
Deconsolidation / Transfer to assets held for sale	3,222	-	-
Reversals / Additional allowances	(1,449)	640	8,006
Used	3,350	5,426	2,675
At December 31, 2006	(22,786)	(7,784)	(79,473)

(ii)	Liabilities

Year ended December 31, 2007	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	20,094	6,551	26,645
Translation differences	350	1,221	1,571
Increase due to business combinations	3,471	-	3,471
Deconsolidation / Transfer to held for sale	(3,157)	-	(3,157)
Reversals / Additional allowances	4,035	7,450	11,485
Reclassifications	(3,527)	-	(3,527)
Used	(12,130)	(5,016)	(17,146)
At December 31, 2007	9,136	10,206	19,342

Year ended December 31, 2006
Values at the beginning of the year	3,489	33,456	36,945
Translation differences	112	2,690	2,802
Increase due to business combinations	16,700	781	17,481
Reversals / Additional allowances	840	808	1,648
Reclassifications	-	(27,977)	(27,977)
Used	(1,047)	(3,207)	(4,254)
At December 31, 2006	20,094	6,551	26,645

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, are:

	Year ended December 31,
	2007	2006
Contracts with positive fair values
Interest rate swap contracts	-	722
Forward foreign exchange contracts	15,258	1,188
Contracts with negative fair values
Interest rate swap contracts	(3,013)	(242)
Forward foreign exchange contracts	(12,538)	(1,958)

To partially hedge future interest payments, as well as to minimize the effect of floating rates, Tenaris has entered into a number of zero cost interest rate collars. In these contracts, the Company has agreed to exchange with the counterparty, at specified intervals, the difference between interest amounts calculated by reference to an agreed-upon notional principal amount, to the extent that it is lower than the floor or greater than the cap established in such contracts. A total notional amount of $2,300 million was covered by these instruments, of which $500 million remain open until the next interest rate fixing dates, which shall occur in May 2008.

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

				Fair Value
				Year ended December 31,
Type of derivative	Rate	Term	Notional Amount	2007	2006
Interest rate collars	Libor	2008	1,500,000	-	712
Interest rate collars	Libor	2008	800,000	(2,922)	-
Pay fixed / Receive variable	Euribor	2010	3,756	(91)	(232)
				(3,013)	480

Exchange rate derivatives

In addition to derivative transactions performed to achieve coverage against foreign exchange rate risk, Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) accounted them separately from their host contracts.
			Fair Value
			Year ended December 31,
Currencies	Contract	Term	2007	2006
USD / CAD	Embedded Canadian Dollar Forward Purchases	2017	9,677	-
USD / EUR	Euro Forward purchases	2008	1,408	870
JPY / USD	Japanese Yen Forward purchases	2008	(1,157)	(1,229)
CAD / USD	Canadian Dollar Forward sales	2008	3,062	318
BRL / USD	Brazilian Real Forward sales	2008	(126)	-
KWD / USD	Kuwaiti Dinar Forward sales	2008	(10,821)	(370)
COP / USD	Colombian Peso Forward sales	2008	111	-
RON / USD	Romanian Leu Forward sales	2008	87	-
GBP / USD	Great Britain Pound Forward sales	2008	152	-
USD / MXN	Mexican Peso Forward purchases	2008	327	-
ARS / USD	Argentine Peso Forward sales	2007	-	(359)
			2,720	(770)

Hedge Accounting

Tenaris only applies hedge accounting for certain cash flow hedges of highly probable forecast transactions. The following are the derivatives or portions of derivatives taken in order to hedge the gross margin of sales in currencies other than the U.S. dollars and loans at variable rate, and the reserved amounts designated for hedge accounting as of December 31, 2007.

•	Foreign Exchange Hedge

			Fair Value
			Year ended December 31,
Currencies	Contract	Term	2007	2006
USD / EUR	Euro Forward purchases	2008	972	960
KWD / USD	Kuwaiti Dinar Forward sales	2008	(6,434)	(149)
			(5,462)	811

•	Interest Rate Hedge

					Fair Value
					Year ended December 31,
Type of Derivative	Rate	Term	Rate	Outstanding	2007	2006
Interest rate collars	Libor	2008	3.9% - 5.4%	1,500,000	-	712
Interest rate collars	Libor	2008	4.45% - 5.4%	800,000	(2,922)	-
Pay fixed / Receive variable	Euribor	2010	5.72%	3,756	(91)	555
					(3,013)	1,267

Since the implementation of hedge accounting, first quarter 2006, there has only been partial ineffectiveness during last period recognized in profit and loss for $0.3 million. The following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-05	Movements 2006	Equity Reserve Dec-06	Movements 2007	Equity Reserve Dec-07
Foreign Exchange	-	811	811	(6,273)	(5,462)
Interest Rate	-	1,267	1,267	(4,280)	(3,013)
Total Cash flow Hedge	-	2,078	2,078	(10,553)	(8,475)

26	Contingencies, commitments and restrictions on the distribution of profits

Contingencies:

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position or results of operations.

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 43 asbestos related out-of-court claims and 1 civil party claim have been forwarded to Dalmine.

As of December 31, 2007, the total claims pending against Dalmine were 57 (of which, 3 are covered by insurance): during 2007, 29 new claims were filed, 2 claims were adjudicated, 2 claims were dismissed and no claim was settled. Aggregate settlement costs to date for Tenaris are Euro 5.1 million ($7.5 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 19.8 million ($29.1 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007.  Plaintiff filed a motion for partial summary judgment on the same date. Briefing on the motions has been completed. Because Law Debenture Trust Company of New York has succeeded BNY as trustee under the Indenture, on January 25, 2008 plaintiff and defendant have submitted a stipulation on the court substituting Law Debenture for BNY.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

Customer Claim

A lawsuit was filed on September 6, 2007 against Maverick, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleges the complete loss of one natural gas production well and “formation damage” that precludes further exploration and production at the well site. Plaintiff seeks compensatory and punitive damages of $25 million. On September 10, 2007, this lawsuit was tendered to Maverick’s insurer and on September 26, 2007, Maverick received the insurer’s agreement to provide a defense.  The insurer has reserved its rights regarding any potential indemnity obligation.  No provision related to this claim was recorded in these Consolidated Financial Statements.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 76.8 million (approximately $24.4 million) at December 31, 2007, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court’s decision, Dalmine is required to pay a fine of Euro 10.1 million plus interest (approximately $13.3 million plus interest). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine’s former owner has reimbursed Dalmine for 84.1% of the fine. The remaining 15.9% of the fine has been paid out in 2007 of the provision that Dalmine established in 1999 for such proceeding.

Commitments:

Set forth is a description of Tenaris’ main outstanding commitments:

•
A Tenaris company is party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $292 million.

•
A Tenaris company is party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $1,077 million.

•
A Tenaris company is party to a steel supply agreement with IPSCO, under which it committed to purchase steel until 2011. Prices are adjusted monthly or quarterly and the estimated aggregate amount of the contract at current prices is approximately $127 million. Each party may terminate this agreement at any time upon a one-year notice.

•
A Tenaris company is party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for capacity of 1,000,000 cubic meters per day until 2017. As of December 31, 2007, the outstanding value of this commitment was approximately $53 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

•
In August 2004 Matesi Materiales Siderúrgicos S.A. (“Matesi”) entered into a ten-year off-take contract pursuant to which Matesi is required to sell to a Tenaris affiliate Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

•
In July 2004, Matesi a Tenaris subsidiary organized in Venezuela, entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The outstanding value of the contract at December 31, 2007 is approximately $44.5 million.

•
A Tenaris company is party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolás, Province of Buenos Aires, Argentina.  Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

Restrictions on the distribution of profits:

As of December 31, 2007, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2007	2,399,973
Total shareholders equity in accordance with Luxembourg law	4,308,297

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2007, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2007, the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law totals $2.4 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2006 under Luxembourg law	1,527,096
Dividends received	1,371,625
Other income and expenses for the year ended December 31, 2007	8,883
Dividends paid	(507,631)
Retained earnings at December 31, 2007 under Luxembourg law	2,399,973

27	Business combinations and other acquisitions

(a) Acquisition of Hydril Company

On May 7, 2007, Tenaris paid approximately $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions in investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions in capital expenditures. The Company’s syndicated loan agreement is secured with a pledge of 100% of Hydril’s shares; upon each payment or prepayment under this agreement, the number of shares subject to the pledge shall be reduced proportionally, and the pledge will be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $0.6 billion. The Company is initially allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $0.5 billion or 25% of the consolidated operating profit for the previous fiscal year; once the outstanding amount of this facility does not exceed $1.0 billion, no such restrictions apply.

On November 8, 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. As a result of such prepayment, all dividend restrictions under the syndicated loan agreement ceased to apply; in addition, the Company is entitled to reducing proportionally the number of shares pledged in connection therewith.

Tenaris began consolidating Hydril’s balance sheet and results of operations since May, 2007.

Pro forma data including acquisitions for all of 2007

Had the Hydril transaction been consummated on January 1, 2007, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would have been approximately $10.1 billion and $2.0 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under U.S. GAAP prior to such acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition as described in Note 27(a) considering the repayment stated in Note 27(c). Carrying amounts of assets, liabilities and contingent liabilities in Hydril’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Hydril did not report IFRS information.

(b) Minority Interest

During the year ended December 31, 2007, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $3.3 million.

Effective July 12, 2007 Silcotub was delisted from the Romanian Stock Exchange.

(c)  Acquisition of Maverick

On October 5, 2006, Tenaris completed the acquisition of Maverick, pursuant to which Maverick was merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick’s common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick’s financial debt. Tenaris began consolidating Maverick’s balance sheet and results of operations in the fourth quarter of 2006.

To finance the acquisition and the payment of related obligations, the Company and certain Tenaris entities entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand. In connection with the financing of the Maverick acquisition, 75% of the issued and outstanding shares of Maverick were initially pledged. Immediately upon each payment or prepayment under the Company loan agreement, the number of shares subject to the pledge shall be reduced by the percentage by which the aggregate outstanding principal amount of the loans under such agreement is reduced by operation of such payment or prepayment until the aggregate outstanding principal amount of such loans is less than or equal to $ 250 million. In addition, Tamsa and Siderca granted drag-along rights in favor of the lenders under the Company loan agreement with respect to the remaining 25% of the issued and outstanding shares of capital stock of Maverick.

The Company syndicated loan facility in an aggregate principal amount of $500 million, which had been incurred in connection with the Maverick acquisition, was prepaid in its entirety in May 2007. As a result of such prepayment the pledge on Maverick’s shares was fully released and the drag-along rights in favor of the lenders were terminated. During 2007, Maverick’s syndicated loan was partially prepaid in an amount of $210 million and Tenaris’s subsidiary Algoma Tubes syndicated loan facility in an aggregate amount of $100 million was prepaid in its entirety.

(d) Tenaris Capitalization of Mandatory Convertible debt into shares of Ternium S.A. (“Ternium”)

On February 6, 2006, Ternium completed its initial public offering, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. The Company received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to the Company, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris’ ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company’s proportional ownership in Ternium’s equity of approximately $26.7 million, which Tenaris recognized in Other Reserves in equity.

At December 31, 2007, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $40.11 per ADS, giving Tenaris’ ownership stake a market value of approximately $921 million. At December 31, 2007, the carrying value of Tenaris’ ownership stake in Ternium was approximately $488 million.

(e) Acquisition of a steel pipe business in Argentina

On January 31, 2006, Siat S.A., a Tenaris subsidiary organized in Argentina, acquired the welded pipe assets and facilities located in Villa Constitución, Province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. (“Acindar”) for $29.3 million. The facilities acquired have an annual capacity of 80,000 tons of welded pipes.

The assets and liabilities arising from the acquisitions are as a follows:
	Year ended December 31,
	2007(*)	2006(*)
Other assets and liabilities (net)	(348,876)	(692,956)
Property, plant and equipment	152,540	460,937
Customer relationships	593,800	1,493,800
Trade names	149,100	-
Proprietary technology	333,400	-
Goodwill	1,042,015	1,114,287
Net assets acquired	1,921,979	2,376,068
Minority interest	5,283	11,181
Sub-total	1,927,262	2,387,249
Cash-acquired	117,326	70,660
Purchase consideration	2,044,588	2,457,909
Liabilities paid as part of purchase agreement	-	743,219
Total disbursement	2,044,588	3,201,128

(*) Includes costs directly attributable to the acquisition.

During 2007, businesses acquired in that year contributed revenues of $430.8 million and net income of $44.5 million to Tenaris. During 2006, businesses acquired in that year contributed revenues of $432.0 million and net income of $14.5 million to Tenaris during that period. Net income does not include financial costs related to the operations recorded in other subsidiaries different from Hydril and Maverick.

28	Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2007	2006	2005
	Inventories	(252,810)	(455,567)	(101,143)
	Receivables and prepayments	2,080	(181,878)	1,513
	Trade receivables	(115,838)	(226,678)	(387,240)
	Other liabilities	127,434	7,605	34,526
	Customer advances	113,548	236,446	(14,156)
	Trade payables	15,161	150,555	32,561
		(110,425)	(469,517)	(433,939)

(ii)	Income tax accruals less payments

	Tax accrued	833,378	873,967	568,753
	Taxes paid	(1,226,433)	(817,131)	(419,266)
		(393,055)	56,836	149,487

(iii)	Interest accruals less payments, net
	Interest accrued	183,995	32,237	29,236
	Interest received	62,697	11,150	17,227
	Interest paid	(267,994)	(21,478)	(44,544)
		(21,302)	21,909	1,919

(iv)	Cash and cash equivalents
	Cash and bank deposits	962,497	1,372,329	707,356
	Bank overdrafts	(8,194)	(7,300)	(24,717)
	Restricted bank deposits	-	(21)	(2,048)
		954,303	1,365,008	680,591

29	Current and non current assets held for sale and discontinued operations

Subsequent event: Sale of the pressure control business

On January 28, 2008, Tenaris entered into an agreement with General Electric Company (GE) pursuant to which it will sell to GE the pressure control business acquired as part of the Hydril transaction for an amount equivalent on a debt-free basis to $1,115 million. The agreement is subject to governmental and regulatory approvals and other customary conditions and is expected to close during the second quarter of 2008.

 Sale of Dalmine Energie

On December 1, 2006, Tenaris completed the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG (“E.ON”) and an indirect subsidiary of E.ON AG for a purchase price of $58.9 million.

On November 5, 2007, Tenaris completed the sale of its remaining 25% interest in Dalmine Energie to E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON AG (E.ON), for a purchase price of approximately $28 million.

Analysis of the result of discontinued operations:

	Year ended December 31,
	2007	2006	2005

Net sales	238,220	503,051	526,406
Cost of sales	(157,356)	(486,312)	(513,393)
Gross profit	80,864	16,739	13,013
Selling, general and administrative expenses	(36,441)	(8,025)	(10,259)
Other operating income	135	2,469	-
Other operating expenses	(566)	-	(220)
Operating income	43,992	11,183	2,534
Interest income	66	603	453
Interest expense	(115)	(1,062)	(875)
Other financial results	3	475	(730)
Income before equity in earnings of associated companies and income tax	43,946	11,199	1,382
Gain on disposal of subsidiary	-	39,985	-
Income before income tax	43,946	51,184	1,382
Income tax	(9,454)	(4,004)	(1,385)
Income for discontinued operations	34,492	47,180	(3)

For 2007, cash flow from operating activities (net income plus depreciation and changes in working capital and other) amounted to $42.1 million.  Cash flows used in investing and financing activities amounted to $8.6 and $22.0 million, respectively.  These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

Cash of discontinued operations increased $2.3 million and decreased by $1.0 million in 2006 and 2005 respectively mainly from operating activities.

Current and non current assets and liabilities held for sale
Year ended December 31, 2007

Property, plant and equipment, net	63,629
Intangible assets, net	302,029
Inventories	158,828
Trade receivables	79,220
Other assets	47,454

Total current and non current assets held for sale	651,160

Deferred tax liabilities	75,913
Customer advances	115,483
Trade payables	54,522
Other liabilities	21,124

Liabilities associated with current and non-current assets held for sale	267,042

30	Related party transactions

Pursuant to recent Luxembourg legislation implementing the EU Transparency Directive, San Faustín N.V. has notified the Company that it owns 713,605,187 shares in the Company, representing 60.4% of the Company’s capital and voting rights. San Faustín N.V. owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc..  Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners. Tenaris’ directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% are publicly traded.

The following transactions were carried out with related parties:

	At December 31, 2007
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	98,141	39,307	137,448
	Sales of services	18,712	5,110	23,822
		116,853	44,417	161,270
	(b) Purchases of goods and services
	Purchases of goods	254,063	27,277	281,340
	Purchases of services	94,152	70,205	164,357
		348,215	97,482	445,697

	At December 31, 2006
		Associated (2)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	120,890	56,524	177,414
	Sales of services	18,852	3,664	22,516
		139,742	60,188	199,930
	(b) Purchases of goods and services
	Purchases of goods	103,003	33,930	136,933
	Purchases of services	17,168	80,485	97,653
		120,171	114,415	234,586

	At December 31, 2005
		Associated (3)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	104,054	75,948	180,002
	Sales of services	7,499	7,830	15,329
		111,553	83,778	195,331
	(b) Purchases of goods and services
	Purchases of goods	67,814	33,949	101,763
	Purchases of services	15,773	63,220	78,993
		83,587	97,169	180,756

	At December 31, 2007
		Associated (4)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	45,773	8,015	53,788
	Payables to related parties	(61,597)	(7,379)	(68,976)
		(15,824)	636	(15,188)
	(b) Financial debt
	Borrowings (7)	(27,482)	-	(27,482)

	At December 31, 2006
		Associated (5)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	25,400	14,429	39,829
	Payables to related parties	(37,920)	(13,388)	(51,308)
		(12,520)	1,041	(11,479)
	(b) Other balances
	Receivables	2,079	-	2,079
	(c) Financial debt
	Borrowings (8)	(60,101)	-	(60,101)

	At December 31, 2005
		Associated (6)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	30,988	15,228	46,216
	Payables to related parties	(21,034)	(8,413)	(29,447)
		9,954	6,815	16,769
	(b) Other balances	42,437	-	42,437
	(c) Financial debt
	Borrowings (9)	(54,801)	-	(54,801)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Dalmine Energie S.p.A. (“Dalmine Energie”) (until October 2007), Socotherm Brasil S.A. (“Socotherm”), Hydril Jindal International Private Ltd. and TMK – Hydril JV.
(2) Includes Ternium, Condusid, Finma (as from September 2006), Lomond (as from October 2006) and Dalmine Energie (as from December 2006).
(3) Includes Condusid, Ylopa, Amazonia and Sidor C.A. (“Sidor”) up to September 2005. As from October 2005 it includes Ternium and Condusid.
(4) Includes Ternium, Condusid, Finma, Lomond, Socotherm, Hydril Jindal International Private Ltd. and TMK – Hydril JV.
(5) Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.
(6) Includes Ternium and Condusid.
(7) Includes convertible loan from Sidor to Materiales Siderurgicos S.A. (“Matesi”) of $26.4 million at December 31, 2007.
(8) Includes convertible loan from Sidor to Matesi of $58.4 million at December 31, 2006.
(9) Includes convertible loan from Sidor to Matesi at December 31, 2005.

(i)	Officers and directors’ compensation

The aggregate compensation of the directors and executive officers earned during 2007, 2006 and 2005 amounts to $19.0 million, $16.8 million and $14.3 million respectively.

31	Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2007, 2006 and 2005.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2007	2006	2005
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL CANADIAN COMPANY LIMITED PARTNERSHIP	Canada	Manufacturing of steel products	100%	0%	0%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing of steel products	100%	0%	0%
HYDRIL LLC	USA	Manufacturing of pressure control products	100%	0%	0%
HYDRIL S.A. DE C.V.	Mexico	Manufacturing of steel products	100%	0%	0%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	0%	0%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MATESI. MATERIALES SIDERURGICOS S.A.	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	50%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	0%
MAVERICK TUBE. LLC	USA	Manufacturing of welded steel pipes	100%	0%	0%
MAVERICK TUBE. LP (c)	USA	Manufacturing of welded steel pipes	0%	100%	0%
NKKTUBES K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PRECISION TUBE HOLDING LLC (f)	USA	Holding company	0%	100%	0%
PRECISION TUBE TECHNOLOGY LP (f)	USA	Manufacturing of welded steel pipes	0%	100%	0%
PRUDENTIAL STEEL LTD	Canada	Manufacturing of welded steel pipes	100%	100%	0%
REPUBLIC CONDUIT MANUFACTURING	USA	Manufacturing of welded steel pipes	100%	100%	0%
S.C. DONASID S.A.	Romania	Manufacturing of steel products	99%	99%	99%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	97%	85%
SIAT S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM LTD.	British Virgin Islands	Holding Company	100%	100%	100%
SOCOMINTER S.A.	Venezuela	Marketing of steel products	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA. (except detailed) (e)	Madeira	Holding Company	100%	100%	100%
TAVSA - TUBOS DE ACERO DE VENEZUELA SA	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%
TENARIS COILED TUBES. LLC	USA	Manufacturing of welded steel pipes	100%	0%	0%
TENARIS CONNECTION AG LTD. and subsidiaries (except detailed)	Liechtenstein	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (g)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS HICKMAN. L.P.	USA	Manufacturing of welded steel pipes	100%	100%	0%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company	100%	100%	100%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	0%

(*) All percentages rounded.
(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 39% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. and Hydril Pressure Control Private Limited where it holds 60% and 49% respectively.
(c) Merged during 2007 into Maverick Tube, LLC.
(d) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. and Information Systems and Technologies N.V. where it holds (in both cases) 75%.
(e) Tenaris holds 100% of Talta – Trading e Marketing Sociedade Unipessoal and subsidiaries except for Energy Network, where it holds 95%.
(f) Merged during 2007 into Tenaris Coiled Tubes, LLC.
(g) Tenaris holds 100% of Tenaris Global Services S.A. and subsidiaries, except for Tenaris Supply Chain S.A. where it holds 98%.

Ricardo Soler
Chief Financial Officer

Tenaris S.A.

Audited Annual Accounts
as of December 31, 2007

46a, avenue John F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg: B 85 203

PricewaterhouseCoopers
Société à responsabilité limitée
Réviseur d'entreprises
400 Route d’Esch
Independent Auditor’s report	B.P. 1443
L-1014 Luxembourg
To the Shareholders of	Telephone +352 494848-1
Tenaris S.A.	Facsimile +352 494848-2900
www.pwc.com/lu
info@lu.pwc.com

Report on the financial statements

We have audited the accompanying financial statements of Tenaris S.A., which comprise the balance sheet as at December 31, 2007, and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors’ responsibility for the financial statements

The Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the “Institut des Réviseurs d’Entreprises”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the Auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the Auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements give a true and fair view of the financial position of Tenaris S.A. as of December 31, 2007 and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of financial statements.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is in accordance with the financial statements.

PricewaterhouseCoopers S.à r.l.	Luxembourg, February 27, 2008

Réviseur d’entreprises

Represented by

Mervyn R. Martins

Tenaris S.A.
Profit and loss account for the financial year ended December 31, 2007
(expressed in United States Dollars)

	Note(s)	2007	2006
		USD	USD
ASSETS
Fixed assets
- Intangible assets - Reorganization cost	3	267,500	3,430,004
Financial assets
- Shares in subsidiaries and associated companies	5.1	5,301,130,193	4,101,243,211
- Loans to subsidiaries and associated companies	5.2	883,727,300	64,759,095
- Other receivables	4	1,038,855	2,125,190
		6,186,163,848	4,171,557,500
Current assets
- Intercompany loans and receivables	6	32,391,204	92,487,571
- Other receivables	4	3,063,984	598,510
- Short term investments	7	612,476	187,166,867
- Cash at bank		283,821	957,038
		36,351,485	281,209,986

Total assets		6,222,515,333	4,452,767,486

LIABILITIES
Shareholders' equity	8
- Subscribed capital		1,180,536,830	1,180,536,830
- Share premium account		609,732,757	609,732,757
- Legal reserve	9	118,053,683	118,053,683
- Retained earnings	10	1,019,465,873	967,505,416
- Profit for the financial year		1,380,507,915	559,591,293
		4,308,297,058	3,435,419,979
Provisions
- Tax provision	12	419,485	257,427
- Other provisions		535,000	35,000
		954,485	292,427
Debts
- Intercompany	13
- due within a year		309,454,458	391,516,070
- due within more than a year		592,006,213	115,122,871
- Borrowings	14
- due within a year		7,826,250	63,243,577
- due within more than a year		1,000,000,000	444,444,444
- Accounts payable due within a year		3,976,869	2,728,118
		1,913,263,790	1,017,055,080

Total liabilities		6,222,515,333	4,452,767,486

The accompanying notes are an integral part of these annual accounts.

Profit and loss account for the financial year ended December 31, 2007
(expressed in United States Dollars)

	Note(s)	2007	2006
		USD	USD
CHARGES
Amortization of formation expenses		-	2,384
Amortization of reorganization cost	3	3,162,504	3,160,120
Administrative and general expenses	15	10,105,755	9,681,199
Loss on sale of shares in affiliated companies		-	511,991
Interest expense - Intercompany		19,459,881	14,525,218
Interest expense - Syndicated loan	14	69,149,634	7,688,021
Cost for issue of debt	4	5,199,406	209,877
Realized loss on exchange		338,833	28,372
Taxes	12	3,622,001	1,278,441

Profit for the financial year		1,380,507,915	559,591,293

Total charges		1,491,545,929	596,676,916

INCOME
Dividend income	16	1,371,625,117	566,831,284
Gain from transactions with affiliated companies	5.1	49,436,049	-
Interest income - Intercompany	17	39,357,776	12,745,140
Interest income - Third parties	18	11,041,551	14,263,531
Realized gain on short term investments		4,498,575	2,791,071
Realized gain on exchange		15,586,861	45,890

Total income		1,491,545,929	596,676,916

The accompanying notes are an integral part of these annual accounts.

Notes to audited annual accounts as of December 31, 2007
Note 1 – Background and description of the business

Tenaris S.A. (the “Company” or “Tenaris”) was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company (taking advantage of the law of July 31, 1929, on holding companies) under the laws of Luxembourg. Then, on June 26, 2002, it changed its name to Tenaris S.A..

Tenaris’s objective is to invest mainly in companies that manufacture and market steel tubes and other businesses. Tenaris and its subsidiaries are leading global suppliers of steel tubes and related services for the world’s energy industry and certain other industrial applications.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. They are available at the registered office of the Company, 46a avenue John F. Kennedy, L-1855, Luxembourg.

Note 2 – Summary of significant accounting policies

2.1	Accounts

The annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards, on a basis consistent to that used in the annual accounts for the financial year ended December 31, 2006.

2.2	Foreign currency translation

Loans to subsidiaries, current assets and liabilities denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

2.3	Reorganization cost

Reorganization cost comprises mainly fees for professional services that were incurred in the reorganization process. These costs are amortized over a period of five years.

2.4	Financial assets

Shares in subsidiaries and associated companies are stated at cost, adding to the price paid the expenses incidental thereto. In case of other than a temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist.

Loans to subsidiaries and associated companies are stated at amortized cost.

2.5.	Short term investments

Short term investments are valued at market value, expressed in USD, at the balance sheet date

2.6	Borrowings

Borrowings are stated at amortized cost. The related transaction costs are initially recognized as an asset included in Other receivables, and subsequently written off over the period of the debt.

2.7	Interest rate collars

Interest rate collars are stated at cost. Considering the Company has entered into zero cost interest rate collars, as mentioned in Note 14, no value has been assigned to them at the balance sheet date.

Note 3 – Fixed assets – Intangible assets – Reorganization cost

	2007	2006
	USD	USD
Value at the beginning of the financial year	15,800,610	15,800,610

Amortization
- at the beginning of the financial year	12,370,606	9,210,486
- charge of the financial year	3,162,504	3,160,120
- at the end of the financial year	15,533,110	12,370,606
Net book value at the end of the financial year	267,500	3,430,004

Note 4 – Other receivables

	2007		2006
	Current	Non-current	Current	Non-current
	USD	USD	USD	USD
Value at the beginning of the financial year (1)	725,061	2,125,190	100,630	-
Additions (2)	3,073,042	3,288,419	624,431	2,125,190
	3,798,103	5,413,609	725,061	2,125,190

Amortization of cost for issue of debt
- at the beginning of the financial year	126,551	-	-	-
- charge of the financial year (3)	607,568	4,374,754	126,551	-
- at the end of the financial year	734,119	4,374,754	126,551	-
Net book value at the end of the financial year	3,063,984	1,038,855	598,510	2,125,190

(1) corresponds to the deferred costs for issue of debt, except for prepaid expenses included in the short term portion (2007: USD 194,126 and 2006: USD 100,630).
(2) includes the net movement of prepaid expenses during the financial year (2007: negative USD 69,539 and 2006: positive USD 93,496).
(3) amount included in the caption "Cost for issue of debt" in the Profit and loss account for the financial years ended December 31, 2007 and 2006.

Note 5 – Financial assets

5.1	Shares in subsidiaries and associated companies

Movements of investments in subsidiaries and associated companies during the financial year are as follows:

Company	Country	% of ownership	Book value at 12.31.2006	Additions	Decreases	Book value at 12.31.2007
		(*)	USD	USD	USD	USD
Maverick Tube Corporation	U.S.A.	100.0%	1,380,421,829	410,000,000	-	1,790,421,829
Siderca S.A.I.C.	Argentina	100.0%	1,604,950,726	-	-	1,604,950,726
Hydril Company	U.S.A.	100.0%	-	960,208,982	-	960,208,982
Ternium S.A.	Luxembourg	11.5%	459,970,986	-	-	459,970,986
Tubos de Acero de México S.A.	México	100.0%	303,244,203	-	-	303,244,203
Tenaris Investments Limited	Ireland	100.0%	100,010,000	-	-	100,010,000
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650	-	-	63,047,650
Tenaris Connections A.G.	Liechtenstein	100.0%	11,567,000	-	-	11,567,000
Sidtam Limited	B.V.I.	100.0%	7,702,000	-	-	7,702,000
Talta - Trading e Marketing, Sociedade Unipessoal Lda.	Madeira	100.0%	82,576,817	-	(82,570,000)	6,817
Tamsider LLC	U.S.A.	-	87,752,000	-	(87,752,000)	-
Hokkaido Acquisition Inc.	U.S.A.	-	-	950,000,500	(950,000,500)	-
Shares in subsidiaries and associated companies			4,101,243,211	2,320,209,482	(1,120,322,500)	5,301,130,193

(*) It represents the equity interest held directly by Tenaris and through any of its subsidiaries.

Hydril Company (“Hydril”)
On May 7, 2007, Tenaris and its wholly owned subsidiary incorporated in February 2007, Hokkaido Acquisition, Inc. (“Hokkaido”) paid USD 2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. Pursuant to this acquisition, Hokkaido merged with and into Hydril.

Relating to this transaction the Company accounted for an acquisition price of USD 960.2 million which comprises USD 950.0 million for a capital contribution to Hokkaido and USD 10.2 million of associated costs.

To finance the acquisition, Tenaris and Hydril entered into syndicated loans of USD 1.7 billion and USD 0.3 billion, respectively, of which USD 0.5 billion were used to refinance an existing loan in the Company (see Note 14). The balance of the acquisition cost was paid out of cash on hand.

On January 28, 2008, Tenaris and Hydril entered into an agreement with General Electric Company (“GE”) pursuant to which Hydril will sell to GE its pressure control business for an amount equivalent on a debt-free basis to USD 1.1 billion. The agreement is subject to governmental and regulatory approvals and other customary conditions and is expected to close during the second quarter of 2008.

Tamsider LLC (“Tamsider”)
On November 30, 2007 Tenaris, as the sole member of Tamsider, decided to dissolve and to cause the company to be wound up, liquidated and terminated. Consequently, its remaining assets were distributed to Tenaris.

Earlier on June 6, 2007 Tamsider shareholders’ meeting had resolved to decrease its capital through a distribution of USD 137.1 million, to be offset against the Receivables hold by this company with Tenaris.

Related to these transactions Tenaris:
•	Derecognized the carrying amount of the investment in Tamsider (USD 87.8 million).
•	Recognized under the caption “Gain from transactions with affiliated companies” in the Profit and loss account for the financial year ended on December 31, 2007 a gain of USD 49.4 million.

Talta - Trading e Marketing, Sociedade Unipessoal Lda. (“Talta”)
On July 26, 2007 Talta shareholder’s meeting decided to reimburse the capital contribution made by Tenaris in April 2006, for an amount of EUR 62.1 million (USD 82.6 million).

Maverick Tube Corporation (“Maverick”)
On December 21, 2007 Tenaris acquired from its subsidiary, Tubos de Acero de México S.A. (“Tamsa”), 229 ordinary shares of Maverick, each with a par value of USD 1 per share, representing 22.9% of its issued and outstanding capital. The price of this transaction amounting to USD 410.0 million was financed by a loan granted by Tenaris Financial Services S.A. (see Note 13).

5.2	Loans to subsidiaries and associated companies

	2007	2006
	USD	USD
Hydril Company	773,727,300	-
Maverick Tube Corporation	110,000,000	-
Talta - Trading e Marketing, Sociedade Unipessoal Lda.	-	62,679,990
Consorcio Siderurgia Amazonia Ltd.	-	2,079,105
	883,727,300	64,759,095

In connection with Hydril acquisition mentioned in Note 5.1, in May 2007 Tenaris granted a loan to Hokkaido, subsequently merged with and into Hydril, for a nominal amount of USD 806.6 million. This loan accrues interest at Libor plus 1% and is payable in nine equal installments, the first one due in May 2011 and the following eight every six months. This loan is subordinated and subject in right of payment to the obligations of Hydril under the syndicated loan agreement signed by Hydril on April 19, 2007 for a nominal amount of USD 300.0 million. On November 19, 2007 Hydril transferred to Tenaris USD 34.0 million to partially prepay the loan (principal: USD 32.9 million and interest: USD 1.1 million).

On December 27, 2007, Tenaris used the funds borrowed from Tenaris Financial Services S.A. (see Note 13) to grant a loan to Maverick, for a nominal amount of USD 110.0 million. That loan accrues interest at Libor plus 1%, payable every six month. The aggregate principal amount is payable on December 27, 2012. The loan granted by the Company is subordinated in priority of payment to the loans granted with reference to the syndicated loan agreement dated September 21, 2006 and amended on November 24, 2006, April 20 and June 15, 2007 entered into by Maverick for a nominal amount of USD 700.0 million.

During the financial year, Talta repaid the two loans granted by Tenaris for the acquisition of the Company’s equity stake in Dalmine S.p.A. (USD 90.2 million, interest included) and for the indirect acquisition of an industrial facility in Venezuela (USD 68.9 million, interest included).

Note 6 – Intercompany loans and receivables

	2007	2006
	USD	USD
Hydril Company (1)	32,303,357	-
Maverick Tube Corporation (2)	87,503	-
Tenaris Investments Limited	188	2,051
Tenaris Financial Services S.A.	156	293
Talta - Trading e Marketing, Sociedade Unipessoal Lda.	-	91,760,762
Siderca S.A.I.C.	-	724,465
	32,391,204	92,487,571

(1) and (2) include the outstanding interests of loans mentioned in Note 5.2

Note 7 – Short term investments

	2007	2006
	USD	USD
Time deposits with subsidiaries	102,395	278,274
Liquidity funds	510,081	172,149,107
Agency bonds	-	14,739,486
	612,476	187,166,867

Note 8 – Shareholders’ equity

Item	Suscribed capital	Share premium account	Legal reserve	Retained earnings	Shareholders' equity
	USD	USD	USD	USD	USD

Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	1,527,096,709	3,435,419,979

Dividend paid (1)	-	-	-	(354,161,049)	(354,161,049)

Interim dividend (2)	-	-	-	(153,469,787)	(153,469,787)

Profit for the financial year	-	-	-	1,380,507,915	1,380,507,915

Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	2,399,973,788	4,308,297,058
(1) As approved by the ordinary shareholders' meeting held on June 6, 2007.
(2) As approved by the board of directors' meeting held on November 7, 2007 (see Note 11).

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2007 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until August 2, 2012 to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 9 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued subscribed capital. The Company’s reserve has already reached this 10%. The legal reserve is not available for distribution to the shareholders.

Note 10 – Retained earnings

Dividends may be paid by Tenaris upon the ordinary shareholders’ meeting’s approval, to the extent distributable retained earnings exist, and providing the compliance of the covenant related to restricted payments stated in Note 14.

At December 31, 2007, the retained earnings and profit for the financial year of Tenaris under Luxembourg law totalled USD 2.4 billion.

Note 11 – Interim dividend paid

In November 2007, the Company paid an interim dividend of USD 153.5 million based on the board of director’s decision of November 7, 2007 and in compliance with the conditions set out in the amended law of August 10, 1915 on commercial companies regarding the payment of interim dividends.

Note 12 – Taxes

The Company is subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929.

Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including Tenaris- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

In addition to the corresponding charge of the above mentioned tax regime, the Company included the withholding taxes on dividends received, amounting to USD 3.0 million and USD 0.8 million, under the caption “Taxes” in the Profit and loss account for the financial years ended December 31, 2007 and 2006, respectively.

Note 13 – Debts – Intercompany

	2007	2006
	USD	USD
- due within a year
Accounts payable (1)	1,199,924	3,187,980
Loans for acquisition of shares in subsidiaries and associated companies (2)	214,628,087	289,719,090
Debts for acquisition of shares in subsidiaries and associated companies (1)	-	98,609,000
Other loans (3)	93,626,447	-
	309,454,458	391,516,070

	2007	2006
	USD	USD
- due within more than a year
Loans for acquisition of shares in subsidiaries and associated companies (2)	482,006,213	115,122,871
Other loans (3)	110,000,000	-
	592,006,213	115,122,871

(1) Are interest free and have no fixed terms of payments

Note 13 – Debts – Intercompany (Cont’d)

(2) Terms and conditions of Loans for acquisition of shares in subsidiaries and associated companies:

Lender	Due	Interest	Principal	2007		2006
		rate (*)		Current	Non-current	Current	Non-current
			USD	USD	USD	USD	USD
Siderca International ApS	2008	L + 0.3%	203,941,800	213,341,605	-	240,650,317	-
Tenaris Financial Services S.A.	2011	L + 0.5%	65,756,213	910,778	65,756,213	942,323	65,756,213
Techint Investments Netherlands B.V.	2011	L + 0.5%	6,250,000	86,568	6,250,000	89,566	6,250,000
Tenaris Financial Services S.A.	2012	L + 0.35%	410,000,000	289,136	410,000,000	-	-
Tamsider LLC	2007	L + 0.5%	36,529,295	-	-	37,425,860	-
Tenaris Investments Limited	2007	L + 0.5%	9,800,000	-	-	9,940,440	-
Dalmine S.p.A.	2011	L + 1.0%	43,116,658	-	-	670,584	43,116,658
Loans for acquisition of shares in subsidiaries and associated companies				214,628,087	482,006,213	289,719,090	115,122,871

(*) L: LIBOR

(3) Terms and conditions of Other loans:

Lender	Due	Interest	Principal	2007		2006
		rate (*)		Current	Non-current	Current	Non-current
			USD	USD	USD	USD	USD
Tenaris Financial Services S.A.	2008	L + 0.25%	93,000,000	93,548,874	-	-	-
Tenaris Financial Services S.A.	2012	L + 0.35%	110,000,000	77,573	110,000,000	-	-
Other loans				93,626,447	110,000,000	-	-

(*) L: LIBOR

Note 14 – Borrowings

	2007	2006
	USD	USD
- due within a year
Principal - short term portion	-	55,555,556
Interest accrued	7,826,250	7,688,021
	7,826,250	63,243,577

	2007	2006
	USD	USD
- due within more than a year
Principal - long term portion	1,000,000,000	444,444,444
	1,000,000,000	444,444,444

It corresponds to the outstanding amounts relating to the syndicated loan agreements entered into by the Company to finance the acquisition of Maverick and Hydril (explained in Note 5.1) and to refinance an existing loan in the Company.

Syndicated loan agreement for Hydril acquisition

This loan agreement comprised two tranches under the following terms:

	Tranche A	Tranche B
Principal	USD 1.0 billion	USD 0.7 billion
Interest rate (*)	L + 0.365% for the first 2 years, and thereafter L + 0.5%	L + 0.45%
Term	2 years or 5 years, subject to Tenaris' decision	5 years
Repayment	1 installment, due in 2 years; or 7 equal installments, the 1st one due in May 2009 and the following 6 due every 6 months	9 equal installments, the 1st one due in May 2008 and the following 8 due every 6 months
(*) L: LIBOR

On November 8, 2007 the Company prepaid the outstanding principal amount of tranche B together with the interest accrued thereon to such date.

The main covenants on this loan agreement are limitations on liens and encumbrances, restrictions on investments, limitations on the sale of certain assets and compliance with financial ratios (such as, leverage ratio and debt service coverage ratio calculated in the Company’s consolidated and unconsolidated financial statements, respectively). In addition, the Company’s syndicated loan agreement was secured with a pledge of 100% of Hydril’s shares, percentage to be reduced proportionally immediately upon each payment or prepayment under this agreement and to be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to USD 600.0 million. Consequently, after Tenaris’s prepayment of tranche B, the Company is entitled of reducing proportionally the number of shares pledged in connection

Note 14 – Borrowings (Cont’d)

Syndicated loan agreement for Hydril acquisition (Cont’d)
therewith. Additionally, the Company was allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of USD 475.0 million or 25% of the consolidated operating profit for the previous fiscal year at any time that the outstanding aggregate principal amount of this facility exceeds USD 1.0 billion. As a result of Tenaris’s prepayment of tranche B, such restriction ceased to apply.

As of December 31, 2007, Tenaris was in compliance with all of its covenants.

Syndicated loan agreement for Maverick acquisition
On October 5, 2006, Tenaris and some of its subsidiaries completed the acquisition of Maverick, pursuant to which Maverick was merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris and some of its subsidiaries paid USD 65 per share in cash for each issued and outstanding share of Maverick’s common stock. The value of the transaction at the acquisition date was USD 3.2 billion, including Maverick’s financial debt.

To finance the acquisition and the payment of related obligations, the Company and certain Tenaris entities entered into syndicated loan facilities in an aggregate amount of USD 2.7 billion (USD 0.5 billion allocated in Tenaris and the balance in subsidiaries). The balance of the transaction was met from cash on hand. In connection with the financing of the Maverick acquisition, 75% of the issued and outstanding shares of Maverick were initially pledged, percentage to be reduced immediately upon each payment or prepayment under the Company loan agreement, by the percentage by which the aggregate outstanding principal amount of the loans under such agreement is reduced by operation of such payment or prepayment until the aggregate outstanding principal amount of such loans is less than or equal to USD 250.0 million. In addition, Tamsa and Siderca S.A.I.C. granted drag-along rights in favor of the lenders under the Company loan agreement with respect to the remaining 25% of the issued and outstanding shares of capital stock of Maverick.

The Company syndicated loan facility in an aggregate principal amount of USD 0.5 billion was prepaid in its entirety in May 2007. As a result of such prepayment the pledge on Maverick’s shares was fully released and the drag-along rights in favor of the lenders were terminated.

Interest expense in the profit and loss account for the financial year ended December 31, 2007 also includes the interest corresponding to the syndicated loan entered into for the acquisition of Maverick.

Interest rate collars
To partially hedge future interest payments of the Company and its subsidiaries, as well as to minimize the effect of floating rates, Tenaris has entered into a number of zero cost interest rate collars. In these contracts the Company has agreed to exchange with the counterparty, at specified intervals, the difference between interest amounts calculated by reference to an agreed-upon notional principal amount, to the extent that it is lower than the floor or greater than the cap established in such contracts; ranging from 4.35% to 5.40%, respectively. A total notional amount of USD 800.0 million was covered by these instruments, of which USD 200.0 million remain open until the next interest rate fixing dates, which shall occur in May 2008.

Note 15 – Administrative and general expenses

	2007	2006
	USD	USD
Services and fees	4,730,244	7,133,128
Board of directors' accrued fees	4,435,371	2,173,500
Labor cost	121,474	104,306
Others	818,666	270,265
	10,105,755	9,681,199

Note 16 – Dividend income

During the financial year, the Company received the following dividends from its subsidiaries and associated companies:

	2007	2006
	USD	USD
Siderca S.A.I.C.	675,203,612	-
Tubos de Acero de México S.A.	427,671,301	259,826,520
Tenaris Global Services S.A.	100,000,000	280,000,000
Tenaris Connections A.G.	74,347,493	19,500,000
Tenaris Investments Limited	39,000,000	-
Talta - Trading e Marketing, Sociedade Unipessoal Lda.	31,540,185	-
Sidtam Ltd.	12,376,866	7,504,764
Ternium S.A.	11,485,660	-
	1,371,625,117	566,831,284

Note 17 – Interest income – Intercompany

During the financial year, the Company accrued the following interest from its loans to and time deposits with subsidiaries:

	2007	2006
	USD	USD
Hydril Company	33,428,936	-
Talta - Trading e Marketing, Sociedade Unipessoal Lda.	4,670,600	7,883,175
Tenaris Global Services S.A.	1,155,803	-
Maverick Tube Corporation	87,504	-
Tenaris Investments Limited	8,149	4,634,988
Tenaris Financial Services S.A.	6,784	80,106
Ternium S.A.	-	146,871
	39,357,776	12,745,140

Note 18 – Interest income – Third parties

During the financial year, the Company accrued the following interest from its short term investments:

	2007	2006
	USD	USD
Liquidity funds	10,997,426	11,867,442
Agency Bonds	44,125	2,396,089
	11,041,551	14,263,531

Note 19 – Contingencies and Off balance sheet commitments

Maverick litigation
On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’s subsidiary Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’s acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgement that Tenaris’s acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. Briefing on the motions has been completed. Because Law Debenture Trust Company of New York (“Law Debenture”) has succeeded BNY as trustee under the Indenture, on January 25, 2008 plaintiff and defendant have submitted a stipulation on the court substituting Law Debenture for BNY.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these accounts. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately USD 50.0 million.

Maverick Convertible Senior Subordinated Notes’ guarantee
In addition to the covenants of the syndicated loan agreement mentioned in Note 14, and as result of the Maverick acquisition, the Company has fully and unconditionally guaranteed to each holder of 1.875% Convertible Senior Subordinated Notes (the “Notes”) issued by Maverick on November 15, 2005 and due in 2025, the due and punctual payment of the principal of and any premium and interest on such Notes.

Note 20 – Parent Company

Pursuant to recent Luxembourg legislation implementing the EU Transparency Directive, San Faustín N.V. has notified the Company that it owns 713,605,187 shares in the Company, representing 60.4% of the Company’s capital and voting rights. San Faustín N.V. owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. Tenaris’ directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% are publicly traded.

Ricardo Soler
Chief Financial Officer

Corporate Information
Registered Office
46A, avenue John F. Kennedy
L-1855 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Principal Executive Offices
Av. L. N. Alem 1067 27th Floor
(C1001AAF) Buenos Aires, Argentina
(54) 11 4018 4100 tel
(54) 11 4018 1000 fax

Edificio Parque Reforma
Campos Elíseos 400 17th Floor
11560 Mexico, D.F.
(52) 55 5282 9900 tel
(52) 55 5282 9961 fax

Piazza Caduti 6 Luglio 1944, 1
24044 Dalmine (Bergamo)
Italia
Tel: +39 035 560 1111
Fax: +39 035 560 3827

2200 West Loop South, Suite 800
Houston, TX 77027
Phone: (1) 713-767-4400
Fax: (1) 713-767-4444

Investor Information
Investor Relations Director
Nigel Worsnop

General Inquiries
investors@tenaris.com

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 4020
Italy (39) 02 4384 7654
Mexico (52) 55 5282 9929

Stock Information
New York Stock Exchange (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)
Mercado de Valores de Buenos Aires (TS)
Mercato Telematico Azionario (TEN)

ADS Depositary Bank
The Bank of New York Mellon
CUSIP No. 88031M019

Internet
www.tenaris.com